UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

□ Form C-U: Progress Update:

□ Form C/A: Amendment to Offering Statement:

□Check box if Amendment is material and investors must reconfirm within five business days.

□ Form C-AR: Annual Report

□ Form C-AR/A: Amendment to Annual Report

□ Form C-TR: Termination of Reporting

Name of issuer: TEREN Inc.

Form: Corporation

Jurisdiction of Incorporation/Organization: Tennessee

Date of organization: 8/24/2018

Physical address of issuer: 2310 Vance Avenue, Suite 106, Chattanooga, TN 37404

Website of issuer: terendesigns.com

Is there a co-issuer? NO

Name of co-issuer:

Form:

Jurisdiction of Incorporation/Organization:

Date of organization:

Physical address:

Website:

Name of intermediary facilitating the offering: Vicinity, LLC

CIK number of intermediary: 0001798542

SEC file number of intermediary: 7-223

CRD number, if applicable, of intermediary: 307772

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: Commission equaling 6% of the total amount raised payable at each closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

2% of the total amount raised in the form of the securities offered to the public in this offering.

1% transaction fee on all payments from the issuer to investors that will be withheld from the payments to investors.

Type of security offered: Series CF-1 Preferred Stock

Target number of securities to be offered: 79,545

Price (or method for determining price): $4.40

Target offering amount: $350,000

Oversubscriptions accepted: [x] Yes □ No

If yes, disclose how oversubscriptions will be allocated: □ Pro-rata basis □ First-come, first-served basis [x] Other – provide a description: TBD by issuer

Maximum offering amount: $1,235,000

Deadline to reach the target offering amount:: Nov 7, 2025

Current number of employees with issuer and co-issuer: 5

Financial Information:

	Most recent fiscal year-end 2024	Prior fiscal year-end 2023
Total Assets:	$1,253,496	$1,419,357
Cash & Cash Equivalents:	$53,753	$217,392
Accounts Receivable:	0	0
Short-term Debt:	$101,631	$59,712
Long-term Debt:	$2,653,629	$2,532,000
Revenues/Sales:	$1,093,224	$1,531,520
Cost of Goods Sold:	$328,264	$258,557
Taxes Paid:	0	0
Net Income:	$(329,409)	$7,666

Indicate which jurisdictions in which the issuer intends to offer the securities:

All US states and territories.

	Price to Investors	Service Fees and Commissions (1) (6%)	Net Proceeds
Minimum Individual Purchase Amount	$2,470.00	$148.20	$2,321.80
Aggregate Minimum Offering Amount	$350,000.00	$21,000.00	$329,000.00
Aggregate Maximum Offering Amount	$1,235,000.00	$74,100.00	$1,160,900.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

ITEM 2. LEGENDS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITIES THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT

THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

ITEM 3. ONGOING REPORTING

TEREN Inc. will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on TEREN's website listed herein. TEREN must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) it has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) it or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER:

TEREN INC.

By:_____
    Nicholas Rader, President

BOARD OF DIRECTORS:

_____
Nicholas Rader

_____
Christopher Loizeaux

August 29,2025

TEREN INC.

FORM C
OFFERING STATEMENT

FOR SERIES CF-1 PREFERRED STOCK

For a minimum of $350,000 and a maximum of $1,235,000

TEREN Inc., a Tennessee corporation ("**TEREN**," the "**Company**," "**we**," "**us**," or "**our**"), is offering up to $1,235,000 (the "**Maximum Offering Amount**") of Series CF-1 Preferred Stock (the "**Series CF-1 Preferred Stock**" or the "**Securities**") to investors ("**Investor(s)**," "**you**," or "**your**") subject to the terms of this offering (the "**Offering**") and pursuant to Regulation Crowdfunding. The target offering amount is $350,000 (the "**Target Offering Amount**") and the maximum aggregate offering amount is $1,235,000. The minimum investment amount per Investor is $2,470.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("**Reg CF**") of the Securities Act of 1933, as amended (the "**Securities Act**"). This Offering is made on the registered funding portal, Vicinity LLC (the "**Intermediary**") available at: (https://marketplace.vicinityventures.co/offers/91). The Intermediary will be entitled to receive fees and compensation in the form of cash and securities in the Company in connection with the purchase and sale of the Securities by Investors.

A prospective Investor from any participating jurisdiction must purchase the Securities through the Intermediary. Investments may be accepted or rejected by the Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Securities at any time, for any reason.

This offering statement will be provided to the SEC as part of the Company's offering statement on Form C (the "**Offering Statement**").

THIS OFFERING STATEMENT IS SUBMITTED TO YOU SOLELY IN CONNECTION WITH YOUR CONSIDERATION OF AN INVESTMENT IN TEREN INC. THIS OFFERING STATEMENT MAY NOT BE REPRODUCED, IN WHOLE OR IN PART, AND MAY NOT BE DELIVERED TO ANY PERSON (OTHER THAN YOUR LEGAL OR FINANCIAL ADVISOR) WITHOUT THE PRIOR WRITTEN CONSENT OF TEREN INC. UNLESS REQUIRED BY APPLICABLE LAW.

ELIGIBILITY CERTIFICATION

The Company certifies that all of the following statements are true in connection with this Offering:

1. the Company is organized under, and subject to, a State or territory of the United States;

2. the Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**");

3. the Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;

4. the Company is not ineligible to offer or sell securities in reliance on Regulation Crowdfunding as a result of disqualification as specified in § 227.503(a);

5. to the extent required, the Company has filed with the Securities and Exchange Commission ("**SEC**") and provided to investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;

6. the Company is not a development stage company and has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and

7. neither the Company nor its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Forward-Looking Statement Disclosure

This Offering Statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. These statements are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances, as well as management's beliefs and assumptions. All statements other than statements of historical fact or relating to present facts or current conditions included in this Offering Statement are forward-looking statements. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

As you read and consider this Offering Statement, you should understand that these statements are not guarantees of performance or results. They involve risks and uncertainties (many of which are beyond the Company's control). Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Offering Statement or any documents incorporated by reference herein or therein speaks only as of the date hereof. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ABOUT THIS OFFERING STATEMENT

You should rely only on the information contained in this Offering Statement. We have not authorized anyone to provide you with information different from that contained in this Offering Statement. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Offering Statement is accurate only as of the date hereof, regardless of the time of delivery of this Offering Statement or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Offering Statement does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Offering Statement. The Company does not expect to update or otherwise revise this Offering Statement or other materials supplied herewith, except in accordance with the Securities Act or other applicable law. The delivery of this Offering Statement at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Offering Statement. This Offering Statement is submitted in connection with this Offering described herein and may not be reproduced or used for any other purpose.

THE OFFERING

Summary of Terms

Minimum amount of Securities being offered	79,545
Maximum amount of securities being offered	280,758 (1)
Purchase price per Security	$4.40
Minimum investment amount per investor	$2,470.00
Use of proceeds	Net proceeds from the Offering will be used by the Company for inventory expansion, product development, and other working capital purposes. Further details on use of proceeds found below.
No voting rights	Holders of Series CF-1 Preferred Stock are not entitled to vote except in limited circumstances as set forth in the Company's Charter.

(1) Maximum amount of securities offered subject to adjustment for bonus share considerations to certain Investors and in-kind compensation to the Intermediary

TEREN Inc., a Tennessee corporation (f/k/a Teren, LLC), is offering shares of its **Series CF-1 Preferred Stock,** par value $0.01 per share (the "**Series CF-1 Preferred Stock**"), which are non-voting, non-participating preferred shares, pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Offering**"). The Offering will be conducted through Vicinity, LLC, or its affiliates, as the intermediary (the "**Intermediary**").

The Company seeks to raise a minimum aggregate amount of **$350,000** and up to a maximum aggregate amount of **$1,235,000** in proceeds, through the sale of shares of Series CF-1 Preferred Stock at a purchase price of **$4.40 per share** (the "**Original Issue Price**"). This price reflects a pre-money valuation of **$9,500,000** immediately prior to the initial closing of the Offering.

The Company may conduct one or more early closings of the Offering once the minimum target amount of $350,000 has been committed and received, provided that all regulatory requirements under Regulation Crowdfunding have been satisfied, including the Offering having been open for at least 21 days. Following such an early closing, additional funds may continue to be accepted up to the maximum offering amount of $1,235,000 until the Offering deadline.

Special Discounts for Certain Investors

Membership-Based Bonus Shares

The Company will provide certain membership-based bonus allocations to eligible Investors at the time of their investment as described below. Bonus allocations increase the total number of Series CF-1 Preferred Stock ("**Bonus Shares**") issued for the same investment amount. Bonus Shares are rounded up to the nearest whole share.

- **VentureSouth Members** – Investors who are active members of VentureSouth at the time of their investment will receive a ten percent (10%) increase in the number of Series CF-1 Preferred Stock issued. For example, if a VentureSouth member invests **$4,400**, which normally purchases **1,000 shares** at $4.40 per share, such VentureSouth member would instead receive **1,100 shares** in total for the same $4,400 investment.

- **Vicinity Venture Club Members** – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive a five percent (5%) increase in the number of Series CF-1 Preferred Stock issued. For example, if a Venture Club member invests **$4,400**, which normally purchases **1,000 shares** at $4.40 per share, such Venture Club member would instead receive **1,050 shares** in total for the same $4,400 investment.

Investors may not combine or "stack" membership-based bonuses. Eligibility is determined based on active membership status at the time the investment is made. Bonus Shares are issued on the same terms and conditions as the Series CF-1 Preferred Stock purchased in this Offering.

Securities Being Offered

Securities

A minimum of 79,545 shares Series CF-1 Preferred Stock, $0.01 par value, and a maximum of 280,758 shares of Series CF-1 Preferred Stock, $0.01 par value, are being offered for $4.40 per share in this Offering.

No Voting Rights

Holders of Series CF-1 Preferred Stock shall have no voting rights except as required by the Tennessee Business Corporation Act or as otherwise provided in the Amended and Restated Charter of the Company (the "**Charter**"). Certain provisions may require the approval of a specified percentage of the outstanding Series CF-1 Preferred Stock voting as a separate class.

Dividend Rights

Dividends shall be payable when, as, and if declared by the Board of Directors. In the event dividends are declared on the Common Stock, holders of Series CF-1 Preferred Stock will be entitled to receive the greater of (i) the amount they would have received had their shares been converted into Common Stock, or (ii) a dividend based on the Original Issue Price, in each case as set forth in the Charter.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, or any "Deemed Liquidation Event," holders of Series CF-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution to holders of Common Stock, an amount per share equal to the Original Issue Price plus any declared but unpaid dividends, or, at the election of the holder, the amount such holder would have received if the shares had been converted into Common Stock, on a pro rata basis.

Conversion Rights

Holders shall have the right, at their option, to convert shares of Series CF-1 Preferred Stock into Common Stock at any time, at the then-effective conversion rate (initially one-for-one, subject to adjustments for stock splits, combinations, recapitalizations, and the like). Shares will automatically convert into Common Stock upon the closing of a firm-commitment underwritten public offering meeting the requirements set forth in the Charter or upon the written consent of the requisite holders.

Redemption

The Series CF-1 Preferred Stock is not redeemable by the Company or the holders, except as may be required in connection with certain Deemed Liquidation Events or as otherwise set forth in the Charter.

Transfer Restrictions

Investors should note that their investment in Series CF-1 Preferred Stock is subject to two categories of restrictions: (i) the transfer limitations imposed by federal law under Regulation Crowdfunding, and (ii) the contractual restrictions contained in the Company's governing documents, including its Amended and Restated Charter, Shareholders Agreement, and Subscription Agreement. A summary of those restrictions is provided here will full language on the applicable transfer restrictions available throughout this Offering Statement and Exhibits.

Regulation Crowdfunding Restrictions

These Securities may not be transferred by any purchaser of such Securities during the one-year period beginning when the Securities were issued, unless the Securities are transferred:

(1) to the issuer of the Securities;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Company Transfer Restrictions

Pursuant to the Shareholders Agreement the Subscription Agreement, holders of Series CF-1 Preferred Stock are expressly restricted from transferring, assigning, pledging, or otherwise disposing of their securities except in compliance with both the securities laws and the Company's organizational documents. The key provisions include:

- **General Restriction on Transfer.**
  - Investor agrees that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Securities under the Securities Act and all applicable state securities laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable state securities laws; and the Company and its affiliates shall not be required to give effect to any purported transfer of such Securities except upon compliance with the foregoing restrictions.
  - Each Investor agrees that such Investor will not sell, transfer, assign, give away, bequeath, grant a security interest in, encumber, pledge, hypothecate or

in any way alienate (each, a "Transfer") any of such Shares, or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, without the prior written consent of the Board, except through a Transfer which meets the requirements of the Shareholders Agreement.

- **Repurchase Option.** The Company and thereafter, Investor and Management Shareholders (as defined in the Shareholders Agreement) shall have the option, at any time after an event described below, to purchase the Shares of any Shareholder who:
  - o is adjudged bankrupt or admits that he is insolvent;
  - o is a Shareholder and becomes disabled or dies;
  - o is an employee of the Company and such person's employment is terminated for any reason or for no reason; and
  - o subject to consent from the Company, notifies the Company and the other Shareholders that such Shareholder wishes to sell all or some portion of such Shareholder's Shares.

- **Drag-Along Rights.** Subject to Series CF-2 Preferred Stock protective provisions contained in the Charter, pursuant to the Company's Shareholders Agreement, if holders of a majority of the Company's voting securities (the "**Approving Holders**") approve a sale of the Company (whether by merger, consolidation, sale of all or substantially all assets, or sale of a majority of the Company's equity securities), then all other shareholders, including holders of Series CF-1 Preferred Stock, are required to consent to and raise no objections to such transaction (the "**Drag-Along Sale**"). In connection with a Drag-Along Sale, each shareholder must take all reasonably necessary actions to effectuate the transaction on the same terms and conditions approved by the Approving Holders, subject to customary limitations on liability.

- **Tag-Along Rights**. In the event that one or more significant shareholders propose to transfer shares of the Company's capital stock to a third party in a transaction that constitutes a "Control Transfer" under the Shareholders Agreement, holders of Series CF-1 Preferred Stock are entitled to "tag along" in such sale. This means that each Series CF-1 Preferred Stock holder may participate in the sale on a pro rata basis, selling a proportionate number of their shares on the same terms and conditions as the selling shareholders.

No Information Rights

The Series CF-1 Preferred Stock shall not have any information rights relative to the Company and expressly waives any information rights it may have under applicable law.

No Anti-Dilution Rights

The Series CF-1 Preferred Stock does not have anti-dilution rights, and therefore, may be diluted, from time to time, upon additional issuances of stock.

OWNERSHIP AND CAPITAL STRUCTURE

The Company was initially formed as a Tennessee limited liability company by Nicholas Rader and Christopher Loizeaux in August 2018, and upon gaining initial traction, the Company was able to attract seed investment from Sage Hill Investors, LLC ("**Sage Hill**"). Over a several-year period, the Company entered into the following Simple Agreements for Equity with Sage Hill (collectively, the "**SAFEs**" and each, a "**SAFE**"):

> SAFE dated October 25, 2021 in the amount of $1,000,000 with a $6,000,000 Post-Money Valuation Cap
>
> SAFE dated January 15, 2021 in the amount of $500,000 with a $2,000,000 Post-Money Valuation Cap
>
> SAFE dated January 24, 2022 in the amount of $1,000,000 with a $12,050,000 Post-Money Valuation Cap
>
> SAFE dated February 7, 2025 in the amount of $50,000 with a Discount Rate of 70%
>
> SAFE dated _____, 2025 in the amount of $50,000 with a Discount Rate of 70%

The Company was converted into a Tennessee corporation on August 28, 2025 in preparation for the Offering.

Sage Hill's SAFEs will convert on various discounts and caps by their terms into Series CF-2 Preferred Stock upon the closing of the Offering, which will result in Sage Hill owning ~52.37% of the Company assuming that the maximum of $1,235,000 is raised.

Because of Sage Hill's early involvement, and because Sage Hill intends on purchasing additional Securities in this Offering equal to $350,000, which is the minimum target amount for this Offering, Sage Hill will have certain investor-friendly protective provisions as set forth in the Company's Amended and Restated Charter (the "**Charter**") and the right to appoint a director to the Board of Directors of the Company.

The following summarizes the Company's capital structure and current ownership. A complete description of the rights, privileges and obligations of the Company's securities can be found in the Company's Charter and Shareholders Agreement (the "**Shareholders Agreement**") that are attached as Exhibits hereto.

Shareholders and Classes of Stock

- **Series CF-1 Preferred Stock (Offered Securities).**

  o The Series CF-1 Preferred Stock, $0.01 par value, is being offered for $4.40 per share in this Offering.

  o The Series CF-1 Preferred Stock represents a non-voting equity interest in the Company, subject to the rights and preferences set forth in the Company's Amended and Restated Charter and Shareholders Agreement.

  o Holders of Series CF-1 Preferred Stock generally have **no voting rights**, except as required by Tennessee law or in certain other provisions described in the Charter.

  o Series CF-1 Preferred Stock is entitled to a liquidation preference equal to the original purchase price per share plus declared but unpaid dividends, or the amount the holder would otherwise receive on an as-converted basis to Common Stock. Holders may elect to convert their shares into Common Stock at any time, and conversion will occur automatically upon certain qualifying corporate events.

- **Series CF-2 Preferred Stock.**

  o The Series CF-2 Preferred Stock, $0.01 par value, is a "shadow series" of Preferred Stock that will be issued to Sage Hill upon conversion of the SAFEs by and between the Company and Sage Hill on the initial closing of the Offering. The Series CF-2 Preferred Stock carries voting rights and protective provisions as outlined in the Charter, including the right to elect one director.

  o Series CF-1 Preferred Stock is entitled to a liquidation preference equal to the original purchase price per share plus declared but unpaid dividends, or the amount the holder would otherwise receive on an as-converted basis to Common Stock. Holders may elect to convert their shares into Common Stock at any time, and conversion will occur automatically upon certain qualifying corporate events.

  o So long as any shares of Series CF-2 Preferred Stock remain outstanding, shareholders holding a majority of the Series CF-2 Preferred Stock shall have the right to elect one director to the Board of Directors of the Company.

- **Non-Voting Restricted Common Stock**. The Non-Voting Restricted Common Stock, par value $0.01 per share, is authorized by the Company to be issued under certain circumstances in the sole discretion of the Board.

- **Common Stock.** Common Stock is held by the founders and management shareholders. Common Stock represents the Company's primary voting equity and carries full voting rights on all matters, including the election of directors, amendments to the Charter, and other major corporate actions.

Description Of Company's Securities

Class of Security	Securities Authorized	Securities Outstanding	Voting Rights	Other Rights
Series CF-1 Preferred Stock	500,000	0	No, except as provided in the Charter	1x liquidation preference
Series CF-2 Preferred Stock	1,500,000	0 currently outstanding; 1,030,094 will be issued and outstanding immediately following the initial closing of the Offering (issued at $2.24 per share)	Yes, holders of Series CF-2 Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.	1x liquidation preference
Non-Voting Restricted Common Stock	200,000	0 (129,581 *reserved for future issuances)	No	None
Common Stock	2,800,000	1,000,000	Yes	None

All of the Company's securities are subject to dilution by any future issuance made in the Board's discretion (subject to Series CF-2 Preferred Stock protective provisions).

PRINCIPAL SECURITY HOLDERS

Below follows the name and ownership level of each person, as of the date of this Offering Statement, who is the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power:

Shareholder	Common Stock	CF-2 Preferred Stock (Shadow Class Stock for SAFEs)	Non-Voting Restricted Common	Voting Power Prior to Offering
Management Shareholder	350,000	-	-	17.24%
Management Shareholder	350,000	-	-	17.24%
Management Shareholder	200,000	-	-	9.85%
Management Shareholder	100,000	-	-	4.93%
Sage Hill Investors, LLC*	**-**	**1,030,094**	**-**	**50.74%**
Non-Voting Restricted Common (Unallocated)	-	-	129,581	0.00%
TOTAL				**100.00%**

Sage Hill will acquire Series CF-2 Preferred Stock upon the initial closing of the Offering. Additionally, Sage Hill intends on investing $350,000 in this Offering, which is the target minimum amount of the Offering. Because the CF-1 Preferred Stock subject to this Offering is non-voting, such additional amount has not been included in the above table.

MANAGEMENT AND CONTROL

Management and control of the Company are vested in its Board of Directors (the "**Board**"), subject to the protective provisions rights of the Series CF-2 Preferred Stock and other provisions set forth in the Charter and Shareholders Agreement. The Board has responsibility for the governance and strategic direction of the Company. Day-to-day operations are managed by the executive officers appointed by the Board. Shareholders who are not directors or officers have no authority to bind the Company or participate in daily management, except as expressly provided by law or in the Charter.

<u>Directors</u>

So long as Nicholas Rader and Christopher Loizeaux own Common Stock, they each shall be entitled to appoint one director to the Company pursuant to the terms of the Charter. So long as Series CF-2 Preferred Stock remains outstanding, the holders of Series CF-2 Preferred Stock shall be entitled to appoint one director to the Company pursuant to the terms of the Charter.

Rader Director:

Name: *Nicholas Rader*
Position: *Director*
Dates: *August 24, 2018 through current*
Full-time or Part-Time: *Full-Time*

Nick draws from a career in mechanical engineering and real estate development, bringing technical precision, practical problem-solving, and business expertise to his leadership at TEREN. His inspiration for the brand was born during a six-month motorcycle expedition from South Africa to Norway, carrying only one set of clothes. The journey revealed a gap in the market for versatile, high-performance apparel that could excel across environments without sacrificing comfort or style. As CEO, Nick oversees TEREN's strategy, operations, and production, ensuring sustainable growth while staying aligned with the company's long-term vision. His leadership reflects a creative, adaptive approach to business challenges, driving TEREN's mission to offer versatile gear that thrives in both outdoor and urban settings, empowering people to explore without limits.

Loizeaux Director:

Name: *Chris Loizeaux*
Position: *Director*
Dates: *August 24, 2018 through current*
Full-time or Part-Time: *Full-Time*

Chris leads product design at TEREN, crafting high-performance, eco-friendly apparel that merges functionality, style, and durability. With over 20 years of experience in apparel design and marketing, he combines technical expertise with a passion for solving real-world problems. Before cofounding TEREN, Chris built and ran one of the top 10 independent fly shops in the U.S., where he identified a major flaw in the outdoor industry—big brands flooded the market with tons of new products each season, forcing shortcuts in design, materials, and manufacturing. Frustrated by the industry's focus on fast-fashion over timeless design and quality, Chris launched TEREN with Nick in 2018 to take a different approach. His goal is to develop products that outlast fleeting trends, offering enduring style and reliable performance for adventurers everywhere.

Series CF-2 Preferred Director:

Name: *Brian Eberhard*
Position: *Director*
Dates: *August 28, 2025 through current*
Full-time or Part-Time: *Part-Time*

Brian is currently serving as the Chief Investment Officer at Sage Hill Investors since August 2024. Prior to this role, he served as the Chief Strategy Officer since February 2023. Prior to his time at Sage Hill Investors, he gained experience as a Supply Chain Manager at The HON Company, where he managed a significant annual material spend and led teams in high volume product launches. With a background in Chemical Engineering from Georgia Institute of Technology, Brian has held various roles such as Group Lead, Continuous Improvement Engineer, Packaging Engineer, Manufacturing Analyst, and Project Research Associate, showcasing his expertise in leadership and process improvement across different industries. During his time at Anheuser-Busch, he served as a Management Intern on the Quality Assurance Team, managing a team and implementing Total Productive Maintenance programs.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: *Nicholas Rader*
Position: *President/CEO*
Dates: *August 2021 through current*
Full-time or Part-Time: *Full-Time*

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: **Director of Finance**

Dates of Service: **August 2025 - Present**

Position: **Director of Operations**
Dates of Service: **August 2025 - Present**

List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: **LTR Properties**
Employer's principal business: **real estate investment company**
Title: **Owner**
Dates of Service: **October 2015 - Present**
Responsibilities: **Locate properties for acquisition. Create budgets and proformas for investments. Project manage residential and commercial projects.**

Name: *Christopher Loizeaux*
Position: *Chief Product Officer*
Dates: *August 24, 2018 through current*
Full-time or Part-Time: *Full-Time*

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: **Co-founder**
Dates of Service: **August 2018 – Present**

Position: **Creative Director**
Dates of Service: **August 2018 – Present**

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment up until 48 hours prior to the end of the offering period identified. If an Investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the Company upon closing and the Investor will receive securities in exchange for his or her investment. The Intermediary will notify Investors if the minimum offering amount has been met. Unless the Company raises at least the minimum offering amount through this Offering, no securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the Company raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.

Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the Company determines that there are any material changes to the Offering, Investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an Investor does not reconfirm his or her investment commitment within such time period, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Company is unable to make the required payments, the value of the Securities may be impacted adversely, and the Investor may lose some or all of the money invested.

Corporate Actions of the Company

Because the Securities are governed by the subscription agreement and the terms of the Company's Charter, the Company cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the Charter, they will have no ability to influence the policies or any other corporate matter of the Company, including the election of directors, changes to the Company's governance documents, additional issuance of securities, the Company's repurchases of Securities, a sale of the issuer or of assets of the Company or transactions with related parties.

Issuer Disclosures

The Company is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the Company nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

Debt

The Company has the following debt outstanding:

Type of debt	SBA EIDL Loan
Name of creditor	Small Business Administration
Amount outstanding	$32,000
Interest rate	3.75%
Describe any collateral or security	All assets of the Company
Maturity date	2050
Other material terms	n/a

Affiliated Party Transactions

The Company or any entities controlled by or under common control with the Company was not party to any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Company seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Company;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the Company was incorporated or organized within the past three years, any promoter of the Company; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Nicholas Rader	CEO	On January 18, 2024, the Company entered into a non-cancelable operating lease with the CEO and his wife for approximately 5,394 rentable square feet of commercial space located at 2310 Vance St., Suite 106, Chattanooga, TN.	The lease commenced on February 1, 2024, with a term of two years and a base monthly rent of $4,945, payable in advance on the first day of each month. The lease includes an option to renew for one additional one-year term, with rent increasing by 3% or the change in CPI, whichever is greater.

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$21,000	6.00%	$74,100
Inventory and Line Expansion	94.00%	$329,000	34.00%	$420,000
Additional Team Members	0.00%	$	12.15%	$150,000
Launch Women's Line	0.00%	$	16.20%	$200,000
Operating Capital	0.00%	$	31.65%	$390,900
Total	**100.00%**	**$350,000**	**100.00%**	**$1,235,000**

The Company reserves the right to use these proceeds in manners not presently contemplated which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities.

BUSINESS PLAN

Business Overview TEREN Inc. ("TEREN" or the "Company") is an outdoor apparel company based in Chattanooga, Tennessee, focused on designing and selling high-performance, versatile clothing for travel and adventure. Founded in 2018, TEREN was built to solve a common problem for modern travelers: finding apparel that performs in rugged environments yet transitions seamlessly into everyday urban life. TEREN's products combine technical fabrics, functional design, and sustainable manufacturing practices, targeting consumers who value durability, comfort, and style in a single garment. The

Company's flagship travel pants line anchors its product portfolio, supported by a growing range of shirts, outerwear, and accessories.

Market Opportunity The global outdoor apparel market continues to expand, driven by increased participation in travel, outdoor recreation, and active lifestyles. At the same time, consumers are seeking multi-use garments that reduce the need for multiple outfits and align with sustainable purchasing habits. TEREN's designs meet this demand by blending the technical attributes of performance gear such as water resistance, breathability, and stretch with a modern, understated aesthetic. This positions TEREN to compete in both the outdoor specialty retail market and the broader lifestyle apparel category. The Company's primary sales channels are direct-to-consumer e-commerce and selective wholesale partnerships, allowing it to build brand loyalty, capture higher margins, and maintain control over customer experience.

Business Model and Growth Strategy TEREN generates revenue through the sale of its apparel products via its website, marketplaces, and a curated network of retail partners. The Company has invested in an agile supply chain that supports smaller production runs, enabling rapid response to demand trends and reducing inventory risk. Marketing efforts focus on digital advertising, influencer partnerships, and community-driven content that resonates with a highly engaged audience of travelers and outdoor enthusiasts. With proceeds from this Regulation Crowdfunding raise, TEREN intends to expand its inventory to meet increasing demand, broaden its product line, and invest in marketing initiatives designed to scale customer acquisition. Management's strategy emphasizes maintaining a balance between revenue growth and operational efficiency, leveraging brand equity to expand market share without sacrificing quality or authenticity.

Competitive Advantages TEREN differentiates itself through its unique blend of functionality and style, targeting customers who require performance apparel that also fits into casual or professional settings. The Company's commitment to sustainable practices such as selecting eco-friendly fabrics and designing garments for long-term use aligns with the values of its core demographic. TEREN's direct-to-consumer model not only enhances margins but also enables data-driven decision-making in product development and marketing. The founders bring deep industry knowledge and a passion for outdoor adventure, which has shaped the brand's identity and product innovation. These advantages position TEREN to compete effectively against larger incumbents while carving out a loyal customer base in a growing niche.

Financial Outlook In 2024, TEREN generated approximately $1.09 million in revenue, with gross margins of roughly 70 percent. While the Company reported a net loss in 2024 due to increased marketing spend and operational investments, it has demonstrated the ability to operate profitably in prior years. The capital raised in this Offering will be used to strengthen the Company's inventory position to better support large retail orders, fund the hiring of key personnel in sales, communications, and operations, and launch a women's line that could double online sales and expand wholesale opportunities. Management believes these strategic investments will increase operational capacity and revenue potential, positioning the business for meaningful growth and improved profitability over the next five years.

Use of Funds and Future Vision The Company intends to allocate approximately $420,000 to inventory and line expansion, focusing on high sell-through men's products to increase customer lifetime value and create remarketing opportunities. About $150,000 will be used to hire a dedicated sales director, communications director, paid media specialist, and operations director to enhance efficiency and growth. An additional $200,000 will be invested in launching a women's apparel line, opening new markets and expanding the customer base. The remaining proceeds will be reserved for working capital, product development, and fulfillment. With these investments and a five-year strategy, TEREN projects $2 million in annual profits by the end of year five, with the goal of reinvesting profits to drive long-term growth and provide potential exit opportunities for investors within a 5 to 10 year timeframe. The Company reserves the right to use these proceeds in manners not presently contemplated which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities.

FINANCIAL INFORMATION

Operations

The Company generated revenues of $1,093,224 in 2024, compared to $1,531,520 in 2023. Cost of revenues totaled $328,264 in 2024 and $258,557 in 2023, resulting in gross profit of $764,960 in 2024 compared to $1,272,963 in 2023. Operating expenses were $1,090,625 in 2024 and $1,265,297 in 2023. The Company reported a net loss of $329,409 in 2024, compared to net income of $7,666 in 2023.

Balance Sheet

As of December 31, 2024, the Company's total assets were $1,253,496, primarily consisting of cash and cash equivalents of $53,753 and inventory of $1,017,578. Total liabilities were $2,755,260, including accounts payable of $48,837, an SBA loan of $32,000, operating lease liabilities of $174,423, and outstanding future equity obligations related to SAFE agreements totaling $2,500,000. Member's equity was negative $(1,501,764) as of year-end 2024. The future equity obligations from the outstanding SAFE agreements have since been converted into equity prior to this Regulation Crowdfunding offering, resulting in the issuance of Series CF-2 Preferred Stock as reflected in the Company's current capitalization.

Historical Performance

The Company has experienced fluctuating financial results in recent years. In 2023, the Company generated revenues of **$1,531,520** with a modest net income of **$7,666**. In 2024, revenues declined to **$1,093,224**, and the Company recorded a net loss of **$329,409**, primarily due to lower sales volume and sustained operating expenses in advertising and marketing.

Despite the decline in 2024, the Company has built a base of over $1.0 million in annual revenues, supported by a recurring customer base and its flagship apparel products. Management believes the Company's growth prospects are strong with additional operating capital from this Offering, which is expected to be used for inventory expansion, marketing, and debt refinancing.

Liquidity and Capital Resources

Targeted sources of capital total **$350,000** and are estimated (subject to change) as follows:

Reg CF investment: **$350,000**
Owner Equity **$0**
Loan **$0**

Offering Updates
Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report
The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The risks and uncertainties discussed below are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects, and financial condition. You should carefully consider these risks together with all of the other information included in this Offering Statement and in Form C before you decide to purchase any of our Securities.

Limited Operating History and No Assurance of Profitability

The Company was relatively recently organized and has limited revenues from operations or assets upon which prospective investors may base an evaluation of the likely performance of the Company. There can be no assurance that the Company will be able to successfully implement its business strategies, nor can there be any assurance that the Company's activities will be successful or result in profits to the Company. The Company has never paid any dividends to its shareholders and do not anticipate doing so in the foreseeable future. An investment in the Company must be regarded as placing funds at a high risk in a new or "start-up" venture with all of the unforeseen costs, expenses, problems and difficulties to which those ventures are subject.

Need for Additional Funding/Dilution

The Company needs additional capital in excess of the $350,000 minimum target being raised by this Offering. If the needed amount of capital is not achieved through this Offering, it will need to be pursued through other sources, such as a separate exempt offering.

If the Company needs additional funding, future investors may elect to provide equity capital to the Company, and the Company cannot guarantee that its Investors will not be diluted by the future investment of such capital or the extent of the dilution. Nor can the Company guarantee that securities issued in exchange for such capital will not be sold on terms more favorable than those offered to its initial Investors. The availability of such funding is subject to credit, economic, market and legal constraints. There is no guarantee that any additional debt or equity financing, if needed, can be obtained by the Company.

Existing Debt Obligations

The Company currently has outstanding debt obligations, which require periodic payments of principal and interest. These obligations may restrict the Company's operational flexibility, limit the availability of cash for other purposes, and increase the Company's vulnerability to adverse economic or business conditions. If the Company fails to meet its debt service requirements, it could be subject to penalties, increased interest costs, or acceleration of repayment obligations, any of which could have a material adverse effect on the Company's financial condition and results of operations.

Related-Party Transactions

The Company leases its headquarters and warehouse facility from its Chief Executive Officer and his spouse, which constitutes a related-party transaction. While the Company believes the terms of this arrangement are commercially reasonable, such transactions present potential conflicts of interest. The terms may not have been negotiated on an arm's-length basis, and there is no assurance that similar arrangements with unrelated parties could not be obtained on more favorable terms. Any perception of self-dealing or mismanagement arising from related-party transactions could negatively affect investor confidence and the Company's reputation.

Sage Hill Investors, LLC Participation in Offering

It is anticipated that Sage Hill Investors, LLC, an early investor in the Company, will be purchasing the minimum target amount of this Offering. This investment can and will significantly affect an Investor's perceived ownership percentage and overall control of the Company. By reviewing this Form C and Offering Statement, Investor is aware that directors, officers and other employees of the Company can and will participate in the Offering.

Intermediary Participating in the Offering

Vicinity, LLC, the Intermediary of the Offering, will receive, as compensation for its services, shares in the Offering. This could be perceived as a potential conflict of interest by Investors.

No Distributions/No Provision for Return of Capital

The Company has never made any distributions or paid any dividends to its shareholders. The Company does not have any current plans to pay any dividends to its shareholders. The

Company cannot provide any assurances as to when, if ever, cash distributions will be made by the Company.

Management Discretion as to Use of Proceeds

Prospective investors should be aware that their investment in the Company will not entitle any one of them any management authority or other decision-making authority. The net proceeds from this Offering are intended to be used for working capital and other purposes described in this Offering Statement. The Company reserves the right to use these proceeds in manners not presently contemplated which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the Company's management with respect to application and allocation of the net proceeds from this Offering. Investors will be entrusting their funds to the Company's Board of Directors and management team, upon whose judgment and discretion they will be required to depend.

Economic Conditions

Changes in economic conditions including, for example, competition, public health epidemics/pandemics, tax laws and regulations, labor shortages and innumerable other factors can affect substantially and adversely the business and prospects of the company. None of these conditions are within the control of the Company.

Indemnification of Officers and Directors

The Company's governing documents provide for the indemnification of its officers, directors, and certain other persons to the fullest extent permitted under applicable law. This indemnification obligation could require the Company to expend significant funds to cover legal fees, settlements, judgments, or other costs incurred by such individuals in the defense of claims, regardless of the outcome. Such indemnification payments may divert Company resources from operations and reduce funds available for growth, thereby adversely affecting the interests of Investors.

Limitation of Liability of Officers and Directors

Certain provisions in the Company's organizational documents limit the personal liability of its officers and directors for monetary damages to the Company or its shareholders, except in cases of gross negligence, willful misconduct, or knowing violations of law. These limitations may make it more difficult for shareholders to prevail in claims against such individuals and could reduce the likelihood of recovering monetary damages, even in cases where Investors believe such liability is warranted.

Key Personnel

The success of the Company is highly dependent on the above director(s) and/or officer(s) to oversee ongoing operations. Certain additional employees of the Company who are not named in this Form C may also contribute significantly to the Company's overall success. Their loss would adversely affect the Company, and the Company might have to obtain other personnel to perform their respective duties. There can be no guarantee such replacement personnel will be available or that the Company will proceed as planned in the event of the loss of key personnel.

Chris Loizeaux, who serves as the Chief Product Officer of the Company, currently has an outstanding federal tax lien in the approximate amount of $24,267 filed in June 2019, relating to personal tax obligations. This lien is a personal obligation of Mr. Loizeaux and does not represent a liability of the Company. Investors should be aware, however, that such liens could affect Mr. Loizeaux's personal financial resources, and may indirectly impact the Company. Mr. Loizeaux continues to serve in his capacity with the Company, and management does not believe that the lien currently impairs the Company's operations.

Possible Loss of Entire Investment

An investment in the Company involves a high degree of risk. The Securities should not be purchased by anyone who cannot afford to lose all of their investment. A prospective Investor should be aware that, if the Company is unsuccessful, the investor's entire investment in the Company may be lost and the company may be faced with liquidation. The Company provides no insurance, of any kind, to the Investor to mitigate such loss.

Early Business Venture

The Company is subject to all the risks inherent in the establishment of an early-stage business. The Company has incurred and will continue to incur material expenses prior to sustainable profitability. There can be no guarantee of the success of the Company, and the likelihood of success must be considered in light of the problems, competition, expenses, difficulties, and complications frequently encountered in connection with the ownership and operation of an early-stage business. There is no guarantee that the Company will ever be sustainably profitable, even beyond the early-business venture stage.

Licenses and Permits

The Company may need additional state and local permits and/or licenses to operate.

Going Concern

Management has identified conditions and events that create an uncertainty about the ability of the Company to continue as a going concern without significant investment.

Seasonality of Sales and Fluctuations in Quarterly Results

The Company's business is subject to seasonal variations in consumer purchasing patterns, particularly during peak travel and holiday seasons. As a result, the Company's quarterly operating results and cash flows may fluctuate significantly. Poor sales performance during historically strong periods, due to unseasonable weather, changes in travel patterns, or other external factors, could materially and adversely affect the Company's annual results of operations and financial condition.

Inventory Management Risks and Potential Obsolescence

The Company must accurately forecast demand for its products to avoid both overstocking and understocking. Overstocking can result in excessive inventory carrying costs, obsolescence, and the need for markdowns or liquidation at reduced margins. Understocking can result in lost sales and diminished customer satisfaction. Either scenario could have a material adverse impact on the Company's financial performance. Limited cash on hand could impact ability to meet short-term obligations, particularly with large production runs.

Dependence on Third-Party Manufacturers and Supply Chain Disruptions

The Company relies on third-party manufacturers, some of which are located overseas, for the production of its apparel. Disruptions in the supply chain, including raw material shortages, labor disputes, transportation delays, political instability, or public health emergencies, could delay or prevent the timely delivery of products, increase production costs, and negatively impact sales. Minimum order quantities could change and upfront capital requirements may strain liquidity.

Risks Associated with New Product Introductions, Including Women's Apparel Line

A portion of the proceeds from this Offering is intended for the development and launch of a women's apparel line. There is no assurance that new products will achieve market acceptance, and unsuccessful product introductions could result in excess inventory, diminished brand perception, and a failure to achieve projected returns on investment.

Concentration in Digital Marketing Channels

The Company's customer acquisition strategy relies heavily on paid digital advertising and social media marketing. Changes in advertising costs, platform algorithms, data privacy regulations, or user engagement trends could reduce the effectiveness of these channels, increase customer acquisition costs, and impair revenue growth.

Intense Competition

The Company faces certain competition at present, but competition in the marketplace may intensify in the future, including from business entities and individuals with greater financial resources, more extensive experience and a larger number of qualified managerial and other personnel. The Company may not be able to compete successfully against competitors in selling its products. Competitive pressures may also force the Company's margins down, and such margin reductions likely would reduce the Company's profits, if any.

Margin Pressures from Wholesale Expansion

The Company plans to expand its wholesale distribution network. Wholesale arrangements generally carry lower gross margins than direct-to-consumer sales and may involve extended payment terms, creating potential cash flow challenges. Additionally, the loss or financial instability of significant wholesale customers could materially affect revenue.

Intellectual Property Protection Limitations

The Company's ability to protect its designs, trademarks, and other intellectual property is limited. There is a risk that competitors could imitate the Company's products or branding, potentially eroding competitive advantage and market share. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the Company's intellectual property, find prior art to invalidate it, or render the Company's rights unenforceable through some other mechanism. If competitors are able to bypass the Company's intellectual property protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted.

Intellectual property litigation has become extremely expensive. Even if the Company believes that a competitor is infringing on one or more of its intellectual property rights, the Company might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because the Company believes that the cost of enforcing its intellectual property rights outweighs the value of willing the suit light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce its intellectual property rights could have adverse consequences for the Company, including undermining the credibility of the Company's intellectual property, reducing the Company's ability to enter into sublicenses, and weakening the Company's attempts to prevent competitors from entering the market. As a result, if the Company is unable to enforce its intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Brand Reputation and Product Quality Risks

The Company's success depends on the strength and reputation of the TEREN brand. Product defects, negative publicity, or unfavorable reviews, whether founded or unfounded, could damage consumer trust, harm brand value, and adversely impact sales and profitability. The Company's willingness, or unwillingness, to partner with, market to, or sponsor certain environmental, social, religious, political, athletic groups, teams, influencers or causes may result in harm to the Company's brand reputation.

Foreign Sourcing and Trade Policy Exposure

The Company's reliance on foreign suppliers exposes it to currency exchange rate fluctuations, changes in trade regulations, tariffs, and import restrictions. Any adverse developments in trade relationships or increases in duties could increase production costs and negatively impact gross margins.

Fashion and Consumer Preference Volatility

The apparel industry is characterized by rapidly changing fashion trends and shifting consumer preferences. Failure to anticipate and respond to these changes in a timely manner could result in reduced demand, excess inventory, and diminished brand relevance.

Competitive Environment

The outdoor apparel market includes competitors with greater brand recognition, marketing budgets, and economies of scale. Actions by competitors, including but not limited to, competitive pricing strategies by such companies could force the Company to reduce prices, thereby reducing margins and potentially impairing profitability. The Company cannot predict the changes in the microeconomic environment of its industry.

Reliance on E-Commerce Infrastructure

A significant portion of the Company's sales occur through its own website. The Company operates no standalone physical stores. Any disruption, technical failure, data breach, or cyberattack affecting the Company's e-commerce platform could result in lost sales, reputational harm, and liability for damages.

Actual Operating Results Could Differ Significantly from Projected Results

The Company's projections and forecasted results of operations contained in Exhibit D hereto and elsewhere in this Memorandum are based upon assumptions deemed by management to be reasonable based upon the information currently available to the Company. These assumptions are based upon projected cost and expenses, capital investments, working capital needs, future sales and other economic conditions and variables. These assumptions could prove to be incorrect, and the Company could fail to achieve its projected results, including because many assumptions concern future events over which the Company will have no control. No representation is or can be made as to future operations or the amount of any future income or loss of the Company. The projections and forecasted results of operations have been prepared by the Company and there has been no independent review thereof.

There is no Public Market for the Securities

There is no public market for the Securities and none is expected to develop in the foreseeable future or ever. Consequently, holders of the Securities will likely not be able to liquidate their investments in the Company in a timely manner or at all, even in an emergency. In addition, prospective investors may not be able to use their Securities as collateral for borrowing as Securities may not be readily accepted by lenders as collateral for a loan and pledges thereof are permissible only with the Company's prior approval.

This Offering will not be Registered under Federal and State Securities Laws

The Securities are being offered pursuant to Regulation Crowdfunding and currently exempt from registration under the federal and state securities laws. As a result, this Offering and the documents provided are not subject to review by federal or state authorities. Prospective investors will not have the benefit of review by the Securities and Exchange Commission or by any state securities commission.

No Independent Counsel or Review

No independent counsel has been retained to represent the interests of prospective or actual investors in this Offering. Neither the Charter nor the Shareholders Agreement has been reviewed by an attorney on behalf of the prospective investors. Each prospective investor is therefore urged to consult with his or her own counsel as to the terms of this Offering or the terms and provisions of the Charter and the Shareholders Agreement and all other documents related thereto. There has been no independent review to evaluate the fairness of the terms of this Offering. The terms of this Offering, including the price per share, have been determined solely by the Company.

Compliance with Securities Laws

The Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Securities were to fail to qualify for these exemptions, prospective investors may seek rescission of their investment in the Securities. If a number of prospective investors were to obtain rescission, the Company would face significant financial demands which could adversely affect the Company, as well as any non-rescinding prospective investors.

Possibility of Audit

The Company's tax returns could be audited by the Internal Revenue Service or state or local tax authorities and adjustments to the Company's return could occur as a result. Any such adjustments could subject the Company or any shareholder to additional taxes, interest, and penalties, as well as incremental accounting and legal expenses. In addition, the audit of the Company's returns could lead to audits of individual returns of the stockholders, resulting in adjustments and additional taxes with respect to non-Company items.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

Exhibits

A) TEREN Inc. Shareholders Agreement
B) TEREN Inc. Amended and Restated Charter
C) TEREN Inc. Subscription Agreement
D) TEREN Financials and CPA Review Report
E) TEREN Testing the Waters Page

A) TEREN Inc. Shareholders Agreement

SHAREHOLDERS AGREEMENT
OF
TEREN INC.

This Shareholders Agreement (as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein, this "**Agreement**"), dated as of _____, 2025, is entered into among TEREN INC., a Tennessee corporation (the "**Company**"), SAGE HILL INVESTORS, LLC (the "**Investor**"), each Person identified on Schedule A hereto and executing a signature page hereto (each, a "**Management Shareholder**" and, collectively, the "**Management Shareholders**") and each other Person who after the date hereof acquires securities of the Company and agrees to become a party to, and bound by, this Agreement by executing a Joinder Agreement ("**Other Shareholders**"). The Investor, Management Shareholders and Other Shareholders and their respective Permitted Transferees are each referred to herein as a "**Shareholder**" and, collectively, the "**Shareholders**".

RECITALS

WHEREAS, the Company was formed as a Tennessee limited liability company on August 24, 2018 and was subsequently converted into a Tennessee corporation as of August 28, 2025 (the "**Conversion**");

WHEREAS, the Company and the Shareholders desire to enter into this Agreement to set forth their understanding and agreement as to the shares of capital stock held by the Shareholders, including the voting, tender, and transfer of such shares under the circumstances set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and obligations set forth in this Agreement and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto have entered into this Agreement for the purposes set forth herein.

1. Shares Covered. The provisions of this Agreement shall apply to all Shares (defined below) now owned and hereafter acquired by the Shareholders or any persons later becoming bound by the provisions of this Agreement under Section 1(c) and Section 1(d) and shall include all equity securities (but not debt obligations) resulting from share dividends, split-ups or combinations, reclassifications, recapitalizations, mergers, share exchanges, consolidations or reorganizations. As of the date hereof, the Company has the following classifications of stock (collectively, the "**Shares**"):

 (a) "**Common Stock**" means the voting Common Stock, no par value, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

 (b) "**Non-Voting Common Stock**" means the Restricted Non-Voting Common Stock, $0.01 par value per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

(c)   "**Series CF-1 Preferred Stock**" means the Preferred Stock designated as Series CF-1 Preferred Stock, $0.01 par value per share, of the Company having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Series CF-1 Preferred Stock" in the Charter, and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

(d)   "**Series CF-2 Preferred Stock**" means the Preferred Stock designated as Series CF-2 Preferred Stock, $0.01 par value per share, of the Company having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Series CF-2 Preferred Stock" in the Charter, and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

(e)   "**Preferred Stock**" means, collectively, the Series CF-1 Preferred Stock and the Series CF-2 Preferred Stock and any other class of Preferred Stock of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

2.   <u>Restrictions on Transfer.</u>

(a)   Each Shareholder agrees that such Shareholder will not sell, transfer, assign, give away, bequeath, grant a security interest in, encumber, pledge, hypothecate or in any way alienate (each, a "**Transfer**") any of such Shareholder's Shares, whether now owned or hereafter acquired, or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, without the prior written consent of the Board, except through a Transfer which meets the requirements of this Agreement, including as set forth in Section 3 hereof.

(b)   Any transfer or acquisition of Shares of the Company in violation of this Agreement shall be null and void <u>ab initio</u> and shall not operate to transfer any interest or title to the Shares to the purported transferee. Thus, the Shareholder making the purported transfer will retain the right to receive dividends and liquidation proceeds, as applicable. Each Shareholder agrees that any such transfer or acquisition may and should be enjoined.

(c)   As a condition precedent to any Transfer of Shares to any person or entity not a party to this Agreement, even if such Transfer is otherwise permitted under this Agreement, such person or entity shall agree in writing to be bound by all of the terms and conditions of this Agreement as if such person or entity had been the Shareholder transferor.

(d)   As a condition precedent to any issuance of Shares by the Company to any person who is not already a party to this Agreement, such person will be required to execute a joinder agreement to this Agreement in the form of <u>Exhibit A</u> attached hereto (a "**Joinder Agreement**") and agree to be bound by all of the terms and conditions of this Agreement. Each Shareholder agrees to recognize any person who executes a Joinder Agreement as a Shareholder under this Agreement.

3.   <u>Permitted Transfers.</u> Upon prior written consent of the Board, the provisions of Section 2 shall not apply to any of the following Transfers by any Shareholder of any of its Shares (each, a "**Permitted Transfer**"), so long as the Investor or Management Shareholder retains all rights to vote all such Shares:

(a)   With respect to the Investor, to any affiliate of the Investor controlled by Davis Grizzard or his Family Members (for purposes of this Agreement, "affiliate" means, with respect to any specified person, any other person that directly or indirectly controls, is controlled by, or is under common control with such specified person. For the purposes of this definition, "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise);

(b)   With respect to any Management Shareholder, to:

(i)   Such Management Shareholder's spouse, siblings, descendants (including adoptive relationships and stepchildren), and the spouses of each such natural persons (collectively, "**Family Members**");

(ii)   a trust under which the distribution of Shares may be made only to such Management Shareholder and/or any Family Members of such Management Shareholder;

(iii)   a charitable remainder trust, the income from which will be paid only to such Management Shareholder during his or her life;

(iv)   a corporation, partnership, or limited liability company, the shareholders, partners, or members of which are only such Management Shareholder and/or Family Members of such Management Shareholder; or

(v)   for bona fide estate planning purposes, either by will or by the laws of intestate succession, to such Management Shareholder's executors, administrators, testamentary trustees, legatees, or beneficiaries.

4.   <u>Options to Purchase.</u>

(a)   With respect to the Shares, the Company and thereafter the Investor and Management Shareholders shall have the option, at any time after an event described below, to purchase the Shares of any Shareholder (a "**Selling Shareholder**") who:

(i)   is adjudged bankrupt or admits that he is insolvent (an "**Insolvency**");

(ii)   is a Shareholder and becomes disabled or dies (a "**Death or Disability**");

(iii)   is an Other Shareholder and an employee of the Company and such person's employment is terminated for any reason or for no reason (a "**Termination of Employment**");

(iv)   is a Management Shareholder and an employee of the Company and such person's employment is terminated for Cause ("**Cause**" means any of the following actions by a Management Shareholder: (i) conviction of, or plea of guilty or nolo contendere to, a felony or any crime involving dishonesty or moral turpitude; (ii) fraud, embezzlement, or theft involving the Company; or (iii) willful and continued failure in bad faith to substantially perform the Management Shareholder's duties to the Company after written demand for substantial performance is delivered by the Company that specifically identifies the manner in which the Company believes the Management Shareholder has not substantially performed their duties); (a "**For Cause Termination**"); or

(v)   except with respect to any transfer that is a Permitted Transfer, and subject to Section 2, notifies the Company and the other Shareholders that such Shareholder wishes to sell all or some portion of such Shareholder's Shares (a "**Voluntary Sale**"). The notice (the "**Selling Shareholder's Notice**") must conform to the requirement for notices in this Agreement and contain (A) the name and address of the prospective purchaser (if such notice is given in response to an offer from a third party); (B) the Shares that the Selling Shareholder desires to sell; (C) the price of each Share; (D) the terms of payment; and (E) any other terms proposed by a third party offeror, if any, for such Shares.

(b)   The option to purchase shall extend to (i) all Shares of the Selling Shareholder in the event of Insolvency, Death or Disability, Termination of Employment or a For Cause Termination or (ii) the Shares specified in the Selling Shareholder's Notice in the event of a Voluntary Sale, (in all cases, the Shares to which such option extends are referred to in this Agreement as the "**Offered Shares**").

(c)   To exercise the option, the Company, shall, within thirty (30) days (i) from the occurrence of the Insolvency (the "**Insolvency Date**"), the occurrence of the Death or Disability (the "**Death or Disability Date**"), or the occurrence of the Termination of Employment or For Cause Termination (the "**Termination of Employment Date**"), or (ii) from the Company's receipt of the required Selling Shareholder's Notice, give notice to the Selling Shareholder that it will purchase all or some portion of the Offered Shares. The notice from the Company (the "**Company's Notice**") must conform to the requirements for notices under this Agreement, be given to the Selling Shareholder and the Shareholders, and must specify:

(i)   the Offered Shares which the Company shall purchase;

(ii)   the price and terms of purchase, which (A) for purchases upon Insolvency, Death or Disability or Termination of Employment or For Cause Termination shall be the Per Share Agreement Price and the Agreement Terms (both as defined below) and (B) for purchases upon a Voluntary Sale, shall be the price and terms stated in the Selling Shareholder's Notice; and

(iii)   if the Company elects to purchase all of the Offered Shares, a date and time not less than ten (10) nor more than twenty (20) days thereafter at which the Offered Shares to be purchased shall be delivered to the principal office of the Company and payment shall be made for them; otherwise, if the Company elects to purchase only a portion of the Offered Shares, the closing for that portion of the Offered Shares shall be at the same time as the other Shareholders' closing under Section 4(d)(ii).

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(d)   If the Company does not elect to purchase all of the Offered Shares, then the Investor and Management Shareholders other than the Selling Shareholder (the "**Remaining Shareholders**") may purchase the Offered Shares not purchased by the Company. Within thirty (30) days after the Company's Notice (or within forty (40) days after receipt of the Selling Shareholder's Notice, the Insolvency Date, the Death or Disability Date or the Termination of Employment Date, as the case may be) if the Company has not given the Company's Notice within the thirty (30) day period described in Section 4(c), each Remaining Shareholder desiring to purchase the remaining Offered Shares shall give notice to the Selling Shareholder. The notices from the Remaining Shareholders must conform to the requirements for notices under this Agreement, be given to the Selling Shareholder and the Remaining Shareholders, and must specify:

(i)   the Offered Shares (not to exceed each such Shareholder's pro rata portion of the remaining Offered Shares) which each such Shareholder shall purchase; and

(ii)   the price and terms of purchase, which (A) for purchases upon Insolvency, Death or Disability or Termination of Employment or For Cause Termination shall be the Per Share Agreement Price and the Agreement Terms and (B) for purchases upon a Voluntary Sale, shall be the price and terms stated in the Selling Shareholder's Notice.

(e)   If after the exercise of their option to purchase the Offered Shares (including the over-allotment options under Section 4(f), the Remaining Shareholders and the Company have not indicated that they will collectively purchase all of the Offered Shares, no Offered Shares may be purchased by such parties and the Selling Shareholder may within ninety (90) days from the date of the Selling Shareholder's Notice, sell to any third party the Offered Shares at a price not less than the Per Share Agreement Price and upon the Agreement Terms in the event of a sale by reason of Insolvency, Death or Disability or Termination of Employment, or those contained in the Selling Shareholder's Notice, in the event of a Voluntary Sale. The transferee shall acquire such Offered Shares subject to the restrictions of this Agreement and shall comply with the conditions precedent to transfer as set forth in Section 2 of this Agreement titled "Restrictions on Transfer." If the transaction described in the offer to sell the Offered Shares is not consummated within ninety (90) days from the date of the offer to sell the Offered Shares, all of the Offered Shares shall again become subject to the provisions of this Section 4 as if the offer to sell the Offered Shares to a third party had not been made.

(f)   At any time an option to purchase arises under this Section 4 and any Remaining Shareholder fails to exercise its right to purchase its total pro rata portion of the Offered Shares, each Remaining Shareholder who elected to purchase its pro rata portion (an "**Eligible Shareholder**") shall have an over-allotment option to purchase such Eligible Shareholder's pro rata portion of the remaining portion of the Offered Shares (or a higher amount, up to all of the remaining portion, if any or all other Eligible Shareholders elect not to purchase their remaining pro rata portions of Offered Shares) by giving notice to the Company and the other Shareholders of the total number of remaining Offered Shares the Eligible Shareholder is willing to purchase in a form that complies with the requirements of this Agreement within fifty (50) days after the Company's Notice (or within sixty (60) days after receipt of the Selling Shareholder's Notice, the Insolvency Date, the Death or Disability Date or the Termination of Employment Date, as the case may be, if the Company has not given the Company's Notice within the thirty (30) day period

5

described in Section 4(c)). The terms of the purchase and sale of Shares pursuant to the exercise of this option, including the date of closing, shall be as set forth in Section 4.

(g)   For the purposes of this Section 4,

(i)   any Shareholder's "**pro-rata portion**" shall be that fraction, the numerator of which is the number of Shares owned by such Shareholder on a fully diluted and as-if exercised basis, and the denominator of which is the number of Shares owned by all Shareholders (excepting only the Selling Shareholder) purchasing the Shares being sold hereunder on a fully diluted and as-if converted basis; and

(ii)   any Shareholder shall be deemed to be "disabled" if such Shareholder suffers from a physical or mental incapacity of a nature which has prevented or will prevent such Shareholder, in the sole judgment of the Board of Directors of the Company, from performing on a full-time basis each of the material duties of such Shareholder for a period of twelve (12) consecutive weeks or an aggregate of twenty-four (24) weeks with any period of twelve (12) consecutive months.

(h)   Unless the Company elects to purchase all of the Shares with a closing determined under Section 4(c)(iii), the closing of the purchase of the Selling Shareholder's Shares under this Section 4 by the Company and/or the Other Shareholders shall take place at a time mutually agreed on between the Selling Shareholder and the aforementioned parties within sixty (60) days after the expiration of the last election period available to the Company and/or the Remaining Shareholders.

5.   Per Share Agreement Price. The term the "**Per Share Agreement Price**" means an amount equal to a fraction, the numerator of which is the sum of the Company Value and the denominator of which is the number of Shares outstanding as of the date of the event which triggers an option to purchase under Section 4(a) (the "**Trigger Date**") on a fully-diluted basis. The "**Company Value**" shall be the fair market value of the Company determined by the Company's Board. In the event that the Board is unable to agree upon the fair market value of the Shares to be purchased pursuant to this Agreement within thirty (30) days of the triggering event, then the fair market value shall be determined by an independent third-party appraiser. The appraiser shall be a qualified business valuation expert mutually selected by the Board. If the Board cannot mutually agree on an appraiser within fifteen (15) days, each side (the Company and the exiting Shareholder or their representative) shall select an independent appraiser, and those two appraisers shall jointly select a third appraiser, whose determination of value shall be final and binding upon all parties. The cost of such appraisal(s) shall be borne equally by the Company and the exiting Shareholder (or their estate or transferee). The appraiser(s) shall be instructed to determine the fair market value of the Shares as of the date of the triggering event, taking into account all relevant facts and circumstances and applying generally accepted valuation methods for limited liability company interests.

6.   Payment for the Shares. The "**Agreement Terms**" for the purchase of Shares under this Agreement are as follows:

(a)   Twenty percent (20%) of the payment for the Offered Shares shall be paid in cash on the date the Offered Shares are transferred to the purchaser pursuant to the exercise of the

6

option, and the balance will be evidenced by a promissory note bearing interest at the prime rate plus 2% per annum (adjusted annually), payable in sixteen (16) quarterly installments of principal and interest.

(b)   The promissory notes referred to in Section 6(a) above shall be subordinated as required by any lenders to the Company and/or its subsidiaries and shall grant the maker the right to prepay the note in full or in part without penalty at any time or from time to time thereafter.

(c)   Title to the Offered Shares shall pass to the purchaser immediately upon delivery of the agreed upon consideration of cash and/or any installment promissory note, as provided above.

7.   Tag-Along; Drag Along Rights.

(a)   Tag-Along Rights. In the event that one or more Shareholders owning more than fifty percent (50%) of the Shares (the "**Shareholder Group**") proposes to Transfer (as defined below) in a single transaction or a series of related transactions to any entity or person not affiliated with the Shareholder Group (a "**Person**") or group of Persons (other than a Permitted Transferee of the transferring holder) Shares, then the Shareholder Group shall first comply with the following:

(i)   The Shareholder Group shall give written notice (the "**Demand Notice**") to each holder of Shares identifying the number of Shares the Shareholder Group desire to Transfer (the "**Shareholder Group Shares**"), the intended method of the Transfer, the price the Shareholder Group desires to receive for such Shareholder Group Shares, the proposed date of the Transfer, and all other pertinent terms thereof, including, if known, the identity of any proposed buyer or buyers of such Shareholder Group Shares. The Company shall promptly provide to any holder of Shares, upon written request to the Company, for the purpose of delivering the notice required by this Section 7(a)(i), a list of the names and addresses of all the holders of Shares.

(ii)   Any holder of Shares other than a member of the Shareholder Group (a "**Common Participant**") may elect to participate in the contemplated Transfer by delivering a written notice to the Company and the Shareholder Group, within 30 days after receipt of the Demand Notice, specifying the number of Shares such Common Participant elects to sell. Each such Common Participant may elect to Transfer in a transaction contemplated by this Section 7(a), at the same price and on the same terms, a number of Shares equal to the product of (i) the quotient determined by dividing the percentage of Shares owned by such Common Participant by the aggregate percentage of Shares owned by the Shareholder Group and all Common Participants, and (ii) the number of Shares to be sold in the proposed transaction. If the Common Participants and the Shareholder Group (individually, a "**Selling Party**," and, collectively, the "**Selling Parties**") in the aggregate elect to sell more than the total number of Shares than the proposed buyer or buyers wish to purchase, then each Selling Party shall be entitled to sell to such buyer or buyers that number of shares equal to the number of Shares to be so purchased by such buyer or buyers from the Selling Parties multiplied by a fraction the numerator of which is the number of Shares such Selling Party elects to sell and the denominator of which is the aggregate number of Shares all of such Selling Parties elect to sell.

(iii)   Each Selling Party shall effect its participation in a sale or other Transfer by arranging for the delivery to the buyer or buyers of one or more certificates, properly endorsed for transfer, which represent the number of Shares which such Selling Party is entitled to sell pursuant to this Section 7(a). All Shares proposed to be transferred by each Selling Party shall be transferred free and clear of all liens, claims and encumbrances of any kind (other than those imposed by federal and state securities laws and this Agreement), and such Selling Party shall, if requested, deliver certificates to such effect.

(b)   <u>Drag-Along Rights</u>.

(i)   Subject to the protective provisions in Section 3.3 of the Company's Charter, at any time after the date hereof, if the Shareholder Group shall propose a Transfer (in a business combination or otherwise) involving Shares in a bona fide arm's length transaction (a "**Drag-along Sale**") with a Person who is not a member of the Shareholder Group or an affiliate of a member of the Shareholder Group, the Shareholder Group, at its option, may require that (i) each other Shareholder sell or exchange his, her or its Shares in the same transaction at the same price and on the same terms and conditions as applicable to the Shareholder Group, and (ii) if Shareholder approval of the transaction is required, then each Shareholder shall vote such person's Shares in favor thereof. Each Shareholder, in his, her or its capacity as a holder of Shares, covenants and agrees pursuant to this Section 7(b) to vote for, consent to and raise no objections against the Drag-along Sale (and hereby irrevocably waives any rights of appraisal in connection therewith) and shall fully cooperate with and take all necessary and desirable actions in connection with the consummation of such Drag-along Sale, including without limitation executing and delivering (i) a purchase and sale agreement in the form to be entered into by the Shareholder Group, (ii) instruments of conveyance and transfer and (iii) such other documents as the Shareholder Group or the buyer(s) may reasonably require to consummate the Drag-along Sale. The obligations of the holders of Shares other than the Shareholder Group (the "**Drag-Along Shareholders**") with respect to any Drag-along Sale are subject to the conditions that upon consummation of the Drag-along Sale, all of the holders of Shares will receive the same form and amount of consideration per Share, and if any holder of Shares is given an option as to the form and amount of consideration to be received, all holders of such stock will be given the same option.

(ii)   The Shareholder Group shall give written notice (the "**Drag-along Notice**") to each of the Drag-Along Shareholders, identifying the proposed buyer or buyers, a description of the Drag-along Sale, the number of Shares to be transferred, the amount and type of consideration to be paid, the proposed transfer date and all other pertinent terms thereof no later than fifteen (15) days prior to such proposed transfer date. The Company shall promptly provide to the Shareholder Group, upon written request to the Company for the purpose of delivering the Drag-along Notice required by this Section 7(b), a list of the names and addresses of all of the Drag-Along Shareholders.

(iii)   On the closing date of a Transfer pursuant to this Section 7(b), the Shareholders shall sell the Shares owned by them to the buyer or buyers designated in the Drag-along Notice on the terms and conditions acceptable to the Shareholder Group which shall be at least as favorable as those set forth in the Drag-along Notice. By execution and delivery of this Agreement, each Drag-Along Shareholder hereby irrevocably designates and appoints the Shareholder Group, or any member of the Shareholder Group, as its attorney in fact to transfer such Drag-Along Shareholder's Shares on the books of the Company in connection with any Transfer made or required to be made by such Drag-Along Shareholder pursuant to this Section 7(b). All Shares to be transferred by each Shareholder pursuant to this Section 7(b) shall be free and clear of all liens, claims and encumbrances of any kind (other than those imposed by federal and state securities laws and this Agreement), and such Shareholder shall, if requested, deliver certificates to such effect.

(iv) For the purposes of this Section 7, events necessitating or motivating a "Transfer" shall include a merger, consolidation or similar combination, exchange, sale of assets followed by a liquidation, any disposition for cash, marketable securities, debt obligations and/or other property or a combination thereof and a public offering of Shares pursuant to a registration statement under the Securities Act. If the Drag-Along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Shareholders, then notwithstanding anything to the contrary in this Agreement, each Drag-Along Shareholder shall (A) vote (in person, by proxy, or by written consent, as requested) all of its voting securities (including any voting Shares) in favor of the Drag-Along Sale (and any related actions necessary to consummate such sale) and otherwise consent to and raise no objection to such Drag-Along Sale and such related actions and (B) refrain from taking any actions to exercise, and shall take all actions to waive, any dissenters', appraisal, or other similar rights that it may have in connection with such transaction.

8.   Confidentiality.

(a)   For the purposes of this Agreement, "**Confidential Information**" shall be construed to mean any and all information related to the Company which is not generally known to the public, without regard as to whether such information qualifies as a trade secret under applicable state law or whether such information is entitled to copyright protection under applicable law, including, without limitation, the following: products; "know-how;" inventions; methods; techniques; computer programs, databases and computer software applications, and all updates and enhancements made thereto; pricing, policies and strategies; sales and marketing information and strategies; current and prospective customer lists; accounting information; financial statements, tax returns, cost information and analysis; new product strategies; technical information; research and development; training materials; business plans and proposals; designs, drawings, photographs, or other machine readable records. In the event that any part of the Confidential Information becomes generally known to the public through legitimate origins (other than by the breach of this Agreement by any party or by other misappropriation of the Confidential Information), that part of the Confidential Information shall no longer be deemed Confidential Information for the purposes of this Agreement, but the parties shall continue to be bound by the terms of this Agreement as to all other Confidential Information.

(b)   While a Shareholder owns an equity interest in the Company and for a period of five (5) years after such Shareholder ceases to own an equity interest in the Company, such Shareholder agrees to: (i) maintain and preserve as confidential and secret, and not directly or indirectly divulge, use or duplicate, the Confidential Information, unless required by law, nor shall a Shareholder permit the use or duplication of the Confidential Information by any other person, firm, corporation, partnership, limited liability company, or any other entity without the prior written consent of the Company; (ii) use all reasonable precautions to ensure that access to, and use of, the Confidential Information is restricted solely to those employees and agents of the Company who have a need to know the Confidential Information to fulfill job-related duties and obligations for the Company; and (iii) upon the Company's request therefore, promptly return or cause to be returned to the Company all of the Confidential Information in such Shareholder's possession or control, including, without limitation, all originals and copies of all technical data, files, formulas, techniques, methods, research, books, catalogs, sales brochures, computer software applications, code, databases and programs (including any and all updates and enhancements made thereto), video tapes, current and prospective customer lists, price lists, employee manuals, operating manuals, and any other documents reflecting the Confidential Information, and all other materials furnished to or acquired by such party as a result of such Shareholder's ownership of equity interests in the Company.

(c)   If any Shareholder is requested, becomes legally compelled or is required by any regulatory body to make any disclosure that is prohibited or otherwise constrained by this Section 8, such Shareholder will provide the Company with prompt notice of such requests so that the Company may seek a protective order or other appropriate remedy.

(d)   The obligations of the Shareholders under this Section 8 are individual and several and are not intended to be, nor shall they be deemed to be, the joint obligations of the Shareholders.

(e)   The Company and each Shareholder shall be entitled to enforce the agreements and covenants of the Shareholders set forth in this Section 8. Each Shareholder expressly acknowledges that his or its breach of any of the covenants and undertakings of this Section 8 is likely to result in irreparable injury to the Company and the other Shareholders and that money damages may not adequately compensate the Company and other Shareholders for such breach. Therefore, each Shareholder agrees that the Company and other Shareholders shall be entitled, if they so elect, to institute and prosecute proceedings in any court of competent jurisdiction not only to obtain damages for any breach of the covenants and undertakings set forth in this Section 8, but also to enforce the specific performance of this Agreement by the offending Shareholder and to enjoin such Shareholder from activities in violation of this Agreement. If any legal action or other proceeding is brought for the enforcement of the provisions of this Section 8, or because of an alleged dispute, breach, default or misrepresentation in connection with the provisions of this Section 8, the prevailing party shall be entitled to recover reasonable attorney fees as well as court costs and all expenses not taxable as court costs. Such remedy shall include, without limitation, all such fees, costs and expenses incident to appeal.

9.   Waiver of Statutory Information Rights.

(a)   Each holder of Series CF-1 Preferred Stock ("**Crowdfunding Shareholder**") hereby acknowledges and agrees that until the consummation of an initial public offering, such Crowdfunding Shareholder shall hereby be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of such Crowdfunding Shareholder, waived, and does hereby so waive, any rights such Crowdfunding Shareholder might otherwise have had under the Tennessee Business Corporations Act (Tenn. Code Ann. §§ 48-1-101 et seq.; the "**Act**") (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its shareholders and its other books and records or the books and records of any subsidiary. This waiver applies only in such Crowdfunding Shareholder's capacity as a shareholder and does not affect any other information and inspection rights such Crowdfunding Shareholder may expressly have pursuant to this Agreement. Each Crowdfunding Shareholder hereby further warrants and represents that such Crowdfunding Shareholder has reviewed this waiver with its legal counsel, and that such Crowdfunding Shareholder knowingly and voluntarily waives its rights as a shareholder otherwise provided by the Act (or under similar rights under other applicable law).

(b)   Within 15 days after request by any Crowdfunding Shareholder, the Company shall deliver to such requesting Crowdfunding Shareholder a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the relevant Crowdfunding Shareholder to calculate its respective percentage equity ownership in the Company.

10.   <u>Legend.</u> To the extent that certificates are issued by the Company to evidence the Shares, such certificates shall, so long as this Agreement remains in effect, contain on their face a legend substantially as follows:

> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A SHAREHOLDERS AGREEMENT AMONG THE COMPANY AND ITS SHAREHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH SHAREHOLDERS AGREEMENT.

> THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

Each Shareholder agrees to the placing of the foregoing legend thereof on the certificates representing such Shareholder's Shares.

11.   <u>Adjustment Provision.</u> In the event of changes in the Shares by reason of distributions of Shares, split-ups or combinations of Shares, reclassifications, recapitalizations, mergers, consolidations or reorganizations the term "Shares" shall apply to all resulting equity securities but not to any resulting debt obligations.

12.   <u>Information Rights.</u> The Company shall provide each Management Shareholder and Investor with quarterly and annual financial statements, including a balance sheet, and statement of operations, within 45 days of the end of each fiscal quarter and 90 days of the end of each fiscal year, respectively. Additionally, the Company shall furnish each Management Shareholder and

11

Investor with any and all information reasonably requested in writing by such Management Shareholder or Investor pertaining to the Company's business, operations, and financial condition. The Company reserves the right to withhold any information if it reasonably determines that disclosure would adversely affect the Company or its business, or if the disclosure is prohibited by law or regulation.

13.   Specific Performance. Either the Company or the Shareholders may be irreparably damaged if this Agreement is not specifically performed. Therefore, if any dispute should arise concerning the obligations of a party to this Agreement, an injunction may be issued restraining any sale or disposition of Shares pending the termination of such controversy, and the obligations of any party shall be enforceable in a court of equity by a decree of specific performance; provided, however, such remedy shall be cumulative and not exclusive and shall be in addition to any other remedy which the Shareholders or the Company may have.

14.   Termination. The rights of the Company and the Shareholders under this Agreement shall terminate at such time as the Shareholders shall no longer be the owners of any Shares of the Company, on the consummation of a qualified public offering or upon the voluntary written agreement all of the Shareholders of the Company to terminate this Agreement. Upon termination of this Agreement, the Secretary of the Company shall, upon tender of the certificates evidencing the Shares, delete the legend endorsed thereon pursuant to this Agreement.

15.   Amendment; Entire Agreement; Counterparts. This Agreement may not be amended except by an instrument in writing executed by (i) the Company and (ii) Shareholders holding at least fifty percent (50%) in interest of issued and outstanding Common Stock and Series CF-2 Preferred Stock voting together as a single class. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof. This Agreement and any amendment may be executed in several counterparts each of which when executed shall be an original and all of which together shall constitute one and the same document.

16.   Assignability. This Agreement may not be assigned, except that it shall inure to the benefit of and be binding upon the legal representative and heirs of the Shareholders, and shall inure to the benefit of and be binding upon any person who is a successor to substantially all the business and assets of the Company.

17.   Severability. In case any term of this Agreement shall be held invalid, illegal or unenforceable in whole or in part, neither the validity of the remaining part of such term, nor the validity of any other term of this Agreement, shall in any way be affected thereby.

18.   Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee without regard to the State of Tennessee's conflicts of law provisions. The parties agree that any action brought by either party to interpret or enforce any provision of this Agreement shall be brought in, and each party agrees to, and does hereby, submit to the jurisdiction and venue of, the federal and state courts located in Hamilton County, Tennessee. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement (including any exhibit or schedule hereto), the prevailing party shall be entitled to attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

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19.   Construction and Pronouns. Whenever the context hereof admits or requires, words in the singular may be regarded as in the plural and vice versa, and personal pronouns may be read as masculine, feminine or neuter.

20.   Notices. All notices, offers, acceptances, requests and other communications hereunder shall be in writing (including by electronic transmission) and (i) if by electronic mail, such notice shall be deemed given when directed to Shareholder or the Company at his or its electronic e-mail address appearing on the signature page hereof and receipt is confirmed by return email or read receipt; and (ii) if mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to a Shareholder or the Company at his or its address appearing on the signature page hereof. Any Shareholder or the Company shall notify the Company and the Shareholders in writing with respect any changes to such persons electronic mail address or mailing address.

[*Signature Page Following*]

40380085v9

IN WITNESS WHEREOF, this Agreement has been executed to be effective as of the date first written above.

MANAGEMENT SHAREHOLDERS:

Signed by:
9E69FB58C0C1497...
Nicholas Rader

Signed by:
Christopher Loizeaux
BD13D0229215446...
Christopher Loizeaux

DocuSigned by:
Casey Hyde
903675470662473...
Casey Hyde

DocuSigned by:
James Buck
CAA0A4F87B1D4D1...
James Buck

INVESTOR:

SAGE HILL INVESTORS, LLC

DocuSigned by:
By: Brian Eberhard
FE7B6D5DE0694A1...
Name: Brian Eberhard
Title: Chief Investment Officer

OTHER SHAREHOLDERS:

Signed by:
By:
9E69FB58C0C1497...
Nicholas Rader
As attorney-in-fact for Crowdfunding Shareholders

[Signature Page to Shareholders Agreement of TEREN Inc.]

Exhibit A

Form of Joinder Agreement

The undersigned, in order to become the owner or holder of Shares of TEREN INC., a Tennessee corporation, hereby agrees to become a party to and be bound as a Shareholder under that certain Shareholders Agreement, effective as of _____, 2025, as amended from time to time (the "Shareholders Agreement"), a copy of which is attached hereto.

This Joinder Agreement shall become a part of the Shareholders Agreement. Executed as of the date set forth below under the laws of the State of Tennessee.

_____

Name: _____

Date: _____

Accepted:

TEREN INC.

By: _____

Name: _____

Title: _____

B) TEREN Inc. Amended and Restated Charter

**AMENDED AND RESTATED
CHARTER
OF
TEREN INC.**

TEREN Inc., a corporation organized and existing under and by virtue of the provisions of the Tennessee Business Corporations Act of the State of Tennessee (the "**Act**"),

DOES HEREBY CERTIFY:

1.   That the name of this corporation is TEREN Inc. and that this corporation was originally incorporated pursuant to the Act on August 28, 2025.

2.   That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Charter of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its shareholders, and authorizing the appropriate officers of this corporation to solicit the consent of the shareholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Charter of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is TEREN Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Tennessee is 2310 Vance Avenue, Suite 106, in the City of Chattanooga, County of Hamilton. The name of its registered agent at such address is Nicholas Rader.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Act.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 5,000,000. The Corporation has two classes of stock, referred to as Common Stock and Preferred Stock. There are 2,800,000 shares of authorized Common Stock, $0.01 par value per share ("**Common Stock**"). There are 200,000 shares of authorized Restricted Non-Voting Common Stock, $0.01 par value per share (the "**Non-Voting Common Stock**"). There are 2,000,000 shares of authorized Preferred Stock, $0.01 par value per share ("**Preferred Stock**"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. The Board of Directors is hereby expressly authorized to provide, out of the authorized and unissued shares of Common Stock, Non-Voting Common Stock or Preferred Stock, for one or more series of stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences, and relative, participating, optional, and other special rights of each series of

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preferred stock, and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein. Except as otherwise provided herein or by applicable law, the holders of Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable record date for each meeting of shareholders (and written actions in lieu of meetings). There shall be no cumulative voting.

B. RESTRICTED NON-VOTING COMMON STOCK

The voting, dividend and liquidation rights of the holders of the Restricted Non-Voting Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein. Except as otherwise provided herein or by applicable law, the holders of Restricted Non-Voting Common Stock shall not be entitled to vote on any matter coming before the shareholders of the Corporation other than pursuant to any non-waivable provisions of the Act.

C. PREFERRED STOCK

As of the effective date hereof, 500,000 are hereby designated as "**Series CF-1 Preferred Stock**"; and 1,500,000 shares of the authorized Preferred Stock of the Corporation are hereby designated as "**Series CF-2 Preferred Stock**"; with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The Series CF-1 Preferred Stock, Series CF-2 Preferred Stock, shall collectively be referred to as the "**Preferred Stock**". The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part C of this Article Fourth. Unless otherwise indicated, references to "sections" or "Sections" in this Part C of this Article Fourth refer to sections of Part C of this Article Fourth.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Charter) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside on such Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock and

2

(B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, divided by the number of shares of Common Stock issuable upon conversion of a share of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock divided by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 2 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend for the applicable series of Preferred Stock. The "**Original Issue Price**" shall mean, (a) with respect to the Series CF-1 Preferred Stock, $4.40 per share of Series CF-1 Preferred Stock; and (b) with respect to the Series CF-2 Stock, $2.24 per share of Series CF-2 Preferred Stock, and subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to shareholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a *pari passu* basis based on their respective Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of each such series of Preferred Stock equal to the greater of (i) one (1) times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for each series of Preferred Stock, as applicable, as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

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40397230v5

2.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its shareholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 3 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of the outstanding shares of CF-2 Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a)   a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, a majority, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b)   (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

<p style="text-align:center">2.3.2   Effecting a Deemed Liquidation Event.</p>

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan with respect to such transaction, or terms of such transaction (any such agreement, plan or terms, the "**Transaction Document**"), provide that the consideration payable to the shareholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b)   In the event of a Deemed Liquidation Event referred to in Section 3.3.1(a)(ii) or 3.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the Act within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, any other expenses reasonably related to such Deemed Liquidation Event or any other expenses incident to the dissolution of the Corporation as provided herein, in each case as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its shareholders, all to the extent permitted by Tennessee law governing distributions to shareholders (the "**Available Proceeds**") on the 150th day after such Deemed Liquidation Event (the "**DLE Redemption Date**"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount; provided, that if the definitive agreements governing such Deemed Liquidation Event contain contingent indemnification obligations on the part of the Corporation and prohibit the Corporation from distributing all or a portion of the Available Proceeds while such indemnification obligations remain outstanding, then the DLE Redemption Date shall automatically be extended to the date that is ten business days following the date on which such prohibition expires. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Tennessee law governing distributions to shareholders. Prior to the distribution or redemption provided for in this Section 3.3.2(b), the Corporation shall not expend or dissipate the Available Proceeds for any purpose, except to discharge expenses incurred in connection with such Deemed Liquidation Event. In connection with a distribution or redemption provided for in Section 3.3.2, the Corporation shall send written notice of the redemption (the

<p style="text-align:center">5</p>

"**Redemption Notice**") to each holder of record of Preferred Stock. Each Redemption Notice shall state:

> (i)   the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the date specified in the Redemption Notice;

> (ii)   the redemption date and the price per share at which the shares of Preferred Stock are being redeemed;

> (iii)   for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Redemption Notice shall have been duly given, and if payment is tendered or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the date terminate, except only the right of the holders to receive the payment without interest upon surrender of any such certificate or certificates therefor.

> 2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

> 2.3.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(1), if any portion of the consideration payable to the shareholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Transaction Document shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 3.1 and 3.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the shareholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 3.1 and 3.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 3.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

    3.1   <u>General</u>.

    (a)   *Series CF-1 Preferred Stock*. Except as otherwise provided herein or by applicable law, the holders of Series CF-1 Preferred Stock shall not be entitled to vote on any matter coming before the shareholders of the Corporation other than pursuant to any non-waivable provisions of the Act.

    (b)   *Series CF-2 Preferred Stock*. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series CF-2 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series CF-2 Preferred Stock held by such holder are convertible (as provided in <u>Section 4</u> below) as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Charter, holders of Series CF-2 Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

    3.2   <u>Election of Directors</u>.

    (a)   For so long as any shares of the Series CF-2 Preferred Stock remain outstanding (subject to appropriate adjustment in the event of a dividend, stock split, combination or other similar recapitalization with respect to the Series CF-2 Preferred Stock) a majority of the holders of record of the shares of Series CF-2 Preferred Stock, voting together as a separate class on an as-converted basis, shall be entitled to elect one (1) director of the Corporation (the "**Series CF-2 Preferred Director**").

    (b)   For so long as Nicholas Rader or his affiliates or assigns ("**Rader**") holds shares of Common Stock, Rader shall be entitled to elect one (1) director of the Corporation (the "**Rader Director**").

    (c)   For so long as Christopher Loizeaux or his affiliates or assigns ("**Loizeaux**") holds shares of Common Stock, Loizeaux shall be entitled to elect one (1) director of the Corporation (the "**Loizeaux Director**").

    (d)   Any director elected as provided in the preceding sub-sections may be removed without cause by, and only by, the affirmative vote of the parties entitled to elect such director or directors as set forth above, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders. If a directorship becomes vacant and a new director is not appointed as set forth above, then any directorship not so filled shall remain vacant until such time as the holders of the Series CF-2 Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by shareholders of the Corporation other than by the shareholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. In the event that Rader or Loizeaux are no longer shareholders in the Corporation, the holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

3.3   Preferred Stock Protective Provisions. At any time when the Series CF-2 Preferred Stock remains outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Charter) the written consent or affirmative vote of a majority of the holders of the Series CF-2 Preferred Stock given in writing or by vote at a meeting, consenting or voting (as the case may be), and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

(a)   liquidate, dissolve or wind-up the affairs of the Corporation or effect any Deemed Liquidation Event;

(b)   amend, alter, or repeal any provision of the Charter or Bylaws;

(c)   create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless the same ranks junior to the then outstanding Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of Common, Non-Voting Common, or Preferred;

(d)   sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets;

(e)   purchase or redeem or pay any dividend on any capital stock prior to the Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service, or as otherwise approved by the Board of Directors, including the approval of the Series CF-2 Preferred Director;

(f)   adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan;

(g)   create or authorize the creation of any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $100,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course unless such debt security has received the prior approval of the Board of Directors, including the approval of the Series CF-2 Preferred Director;

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(h)   create or hold capital stock in any subsidiary that is not wholly-owned, or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; or

(i)   increase or decrease the authorized number of directors constituting the Board of Directors or change the number of votes entitled to be cast by any director or directors on any matter.

4.   Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Common Stock (calculated as provided in Section 4.2 below), as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to (a) the Series CF-1 Preferred Stock as of the Original Issue Date shall be equal to $4.40 per share of Series CF-1 Preferred Stock; and (b) the Series CF-2 Stock as of the Original Issue Price shall be equal to $2.24 per share of Series CF-2 Stock, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in this Section 4.

4.1.2   Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 3.3.2(b), the Conversion Rights of the shares designated for redemption shall terminate at 5:00 p.m. Eastern Time (the "**close of business**" for purposes hereof) on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 3.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2   Number of Shares Issuable Upon Conversion. The number of shares of Common Stock issuable to a holder of Preferred Stock upon conversion of such Preferred Stock shall be the nearest whole share, after aggregating all fractional interests in shares of Common Stock that would otherwise be issuable upon conversion of all shares of that same series of Preferred Stock being converted by such holder (with any fractional interests after such aggregation representing 0.5 or greater of a whole share being entitled to a whole share). For the avoidance of doubt, no fractional interests in shares of Common Stock shall be created or issuable as a result of the conversion of the Preferred Stock pursuant to Section 4.1.1.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. Unless a later time and date is otherwise specified by the Corporation, the close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Common Stock; and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to this Charter. Before taking any action that would cause an adjustment reducing the Conversion Price for any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3   Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock or Restricted Non-Voting Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock or Restricted Non-Voting Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock or Restricted Non-Voting Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock or Restricted Non-Voting Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock or Restricted Non-Voting Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock or Restricted Non-Voting Stock outstanding. Any adjustment under this Section 4.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5   Adjustment for Certain Dividends and Distributions. If at any time or from time to time after the Original Issue Date the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock or Restricted Non-Voting Stock entitled to receive, a dividend or other distribution payable on the Common Stock or Restricted Non-Voting Stock in additional shares of Common Stock or Restricted Non-Voting Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, if such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock or Restricted Non-Voting Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock or Restricted Non-Voting Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock or Restricted Non-Voting Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock or Restricted Non-Voting Stock in a number equal to the number of shares of Common Stock or Restricted Non-Voting Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.6   Adjustments for Other Dividends and Distributions. If at any time or from time to time after the Original Issue Date the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock or Restricted Non-Voting Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock or Restricted Non-Voting Stock in respect of outstanding shares of Common Stock or Restricted Non-Voting Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 3.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock or Restricted Non-Voting Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.8　　Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.9　　Notice of Record Date. In the event:

(a)　　the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b)　　of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)　　of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. **Mandatory Conversion**.

5.1 <u>Trigger Events</u>. All outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to <u>Sections 4.1.1</u> and <u>4.2</u>, upon the earliest to occur of (the time of such conversion is referred to herein as the "**Mandatory Conversion Time**"):

(a) immediately prior to the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, to the Corporation and in connection with such offering the shares of Common Stock are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors (a "**Qualified IPO**"); and

(b) the date and time, or upon the occurrence of an event, specified by vote or written consent of the Requisite Holders.

5.2 <u>Procedural Requirements</u>. All holders of record of shares of Preferred Stock (or the applicable series thereof) shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this <u>Section 5</u>. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock being converted that holds such shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to <u>Section 5.1</u>, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this <u>Section 5.2</u>. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted.

6. **Redemption**. Other than as set forth in <u>Section 3.3.2(b)</u>, the Preferred Stock is not redeemable at the option of the holder or the Corporation.

7. **Redeemed or Otherwise Acquired Shares**. Unless approved by the Board of Directors and the Requisite Holders, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition. The Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

8. **Waiver**. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders that would otherwise be required to amend such right, powers, preferences, and other terms and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of such series that would otherwise be required to amend such right, power, preference, or other term.

9. **Notices**. Any notice required or permitted by the provisions of this <u>Article Fourth</u> to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the Act, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Charter or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Charter, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation..

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of shareholders may be held within or outside of the State of Tennessee, as the Bylaws of the Corporation may provide. The books of the Corporation

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may be kept (subject to any provision of applicable law) outside of the State of Tennessee at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer. If the Act or any other law of the State of Tennessee is amended after approval by the shareholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Act as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the shareholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or elimination.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the Act permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by the Act.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, shareholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Charter, in addition to any other vote required by law or this Charter, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this <u>Article Eleventh</u>.

TWELFTH: If any provision or provisions of this Charter shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Charter (including, without limitation, each portion of any sentence of this Charter containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with the Act.

4. That this Charter, which restates and integrates and further amends the provisions of the Corporation's Charter, has been duly adopted in accordance with the Act.

[Signature Page Follows]

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IN WITNESS WHEREOF, this Amended and Restated Charter has been executed by a duly authorized officer of this corporation on August ___, 2025.

Signed by:

By: ______________________________
9E69FB58C0C1497...
Nicholas Rader, President

[Signature Page to Amended and Restated Charter of TEREN Inc.]

C) TEREN Inc. Subscription Agreement

TEREN INC.

SERIES CF PREFERRED SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE PLATFORM MAINTAINED BY VICINITY CAPITAL, LLC OR IT AFFILIATES (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT BELOW. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH

PROSPECTIVE INVESTOR SHOULD CONSULT INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, AND ITS BUSINESS PLAN AND STRATEGY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENTS CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TEREN Inc.
2310 Vance Avenue
Unit 106
Chattanooga, TN 37404
Attention: Nick Rader

Ladies and Gentlemen:

1.   Subscription. TEREN INC. (the "**Company**") is offering 131,579 shares of its Series CF Preferred Stock (the "**Securities**") for $4.40 per share (the "**Purchase Price**") in a Regulation Crowdfunding offering (the "**Offering**"). All of the proceeds received by the Company in this Offering will be invested in the Company. The investor ("**Investor**") executing this subscription agreement (this "Agreement") hereby subscribes for and agrees to purchase the number of shares set forth on the signature page (the "**Subscription**") in the Company, on the terms and conditions described herein and in the Form C dated August 29, 2025 (together with all exhibits, appendices and supplements thereto, the "**Offering Documents**"). Unless otherwise indicated, capitalized terms used herein shall have the meanings given to them in the Form C.

2.   Subscription Procedure.

        (a) The Offering will conclude on November 7, 2025, or the date the Company has received $1,235,000 in subscriptions (the "**Maximum Amount**"), whichever occurs first (the "**Offering Deadline**").

        (b) The "**Total Subscription Price**" is $4.40 multiplied by the number of shares for which the Investor has subscribed.

        (c) The Offering may initially close when $350,000 is committed ("**Minimum Amount**").

3.   Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this Subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when Investor has received a confirmation of closed investment notice from the crowdfunding portal (the "**Portal**"). Subscriptions need not be accepted in the order received. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall have no obligation to issue any of the shares to any person who is a resident of a jurisdiction in which the issuance of shares to such person would constitute a violation of the securities, "blue sky" or other similar laws of such. In the event of rejection of this subjection in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

4.   The Closing and Payment. The closing of the purchase and sale of the Securities shall take place at 11:59 PM Eastern Time on the Offering Deadline or at such earlier time as set by the Company (the "**Closing**"), subject to the following conditions:

        (a)   The Offering may not close if the cumulative subscriptions in the Offering have not reached the Minimum Amount.

        (b)   The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening.

        (c)   The Offering may not close for any individual subscriber until such subscriber's identity is verified and approved and their funds have cleared.

(d)   If the Minimum Amount has been accepted before the Offering Deadline, the Company shall send a notice five days prior to the Closing to all investors who have committed to invest in the Offering through a subscription agreement granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing. This notice will also identify if the Company will continue to accept commitments up to the Closing.

(e)   The Offering may close in batches after the Offering Deadline as requirements are met for any such batch of subscribers.

5.   Payment. Investor shall pay to the Company the Total Purchase Price at the time of entering into this Subscription Agreement. Investor may pay the Total Purchase Price by ACH, credit card, or wire transfer. Payment shall be submitted to Vicinity Capital, LLC or its affiliates (the "**Intermediary**") until such time that it is either refunded to Investor or released to the Company. If payment is never received by the Intermediary Investor's subscription will be canceled.

6.   Investor Acknowledgment. Investor acknowledges that Investor understands that the Company is relying upon the accuracy of the information provided by Investor in any and all documentation provided by Investor to the Company, and in any other documentation completed and submitted through the Company's Portal in complying with their obligations under applicable securities laws.

7.   Investor Suitability Representations. Investor understands that the Securities offered by the Company will not be registered under the Securities Act of 1933, as amended (the "**Securities Act**"). Investor also understands that in order to ensure that the offering and sale of the Securities are exempt from registration under the Securities Act and applicable state securities laws, the Company is required to have reasonable grounds to believe that each purchaser meets certain minimum sophistication, net worth and/or income requirements.

8.   The Company. The Company is organized as a corporation under the laws of the State of Tennessee. The Company's Board of Directors may take such further action as it may deem necessary or proper to permit the Company to conduct business as a lawful corporation in the states in which the Company conducts or expects to conduct business.

9.   General Representations, Warranties and Covenants. Investor hereby acknowledges, represents and warrants to, and agrees with, the Company as follows:

(a)   Investor is acquiring the Securities for Investor's own account, for investment purposes only, and not with a view to or for the resale, fractionalization or distribution thereof, in whole or in part. Investor has the capacity to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor.

(b)   Investor is a citizen of the United States and at least eighteen (18) years of age. Investor is a resident of the state set forth on the signature page hereto and is not acquiring Securities as a nominee or agent or otherwise for any other person.

(c)   Investor acknowledges that the offer and sale of the Securities is intended to be exempt from registration under the Securities Act. In furtherance thereof, Investor represents and warrants that the information relating to Investor on the Portal is complete and accurate. Investor further represents and warrants that Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Company and that Investor is relying solely upon the advice of Investor's own personal investment advisors with respect to the financial and tax aspects of this investment.

(d)   No representations or promises have been made to Investor concerning the marketability or value of the Securities. Investor acknowledges that the Securities have not been registered under the Securities Act or the securities laws of any state and consequently cannot be resold or otherwise disposed of unless they are subsequently registered under said acts or an exemption from said registration requirements is available. Investor further acknowledges that the Company does not contemplate registering the Securities or taking steps which will make the provisions of Rule 144 of the Securities Act available to permit the resale of the Securities. Investor agrees that Investor will not attempt to pledge, transfer, convey or otherwise dispose of his Securities, except in a transaction that is effected in compliance with the Shareholders Agreement and that is the subject of either (i) an effective registration statement under the Securities Act and any applicable state securities or (ii) an opinion of counsel, which opinion shall be satisfactory in form and substance to the Company, stating that such registration is not required. The Company may rely on such opinion of Investor's counsel in making such determination. Investor must continue to bear the economic risk of Investor's investment in the Securities for an indefinite period of time.

(e)   Investor:

i.   has been furnished the Offering Documents, has had the opportunity to ask questions of the Company or its representatives regarding the terms and conditions of the offering, has obtained all additional information regarding the offering which Investor has requested (to the extent that the Company could acquire such information without unreasonable effort or expense), has carefully read such documents, and understands and has evaluated the risks of a purchase of the Securities, including the risks set forth in the Form C;

ii.   in evaluating the suitability of an investment in the Securities, has not relied on any representations, warranties or other information (whether oral or written) other than as contained in the Form C, the Shareholder Agreement or any written answers to questions furnished by the Company; and

iii.   has determined that an investment in the Company is suitable for Investor, that Investor has the financial ability to bear the economic risk of its investment in the Company (including the complete loss of Investor's investment), has adequate means of providing for Investor's current needs and personal contingencies, and has no need for liquidity with respect to Investor's investment in the Company.

(f)   Any information, representations and warranties which Investor has furnished to the Company with respect to Investor's financial position and business experience, including without limitation, all information, representations and warranties contained herein and in the Investor Portal are correct and complete as of the date of this Subscription Agreement and if there should be any material change in such information, representations or warranties, Investor will immediately inform in writing the Company thereof. Furthermore, Investor will be deemed to have affirmed all information and representations and warranties set forth herein each time Investor transmits funds to the Company.

(g)   Investor, if it is a corporation, limited liability company, trust, Company or other entity, is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and the execution, delivery and performance by Investor of this Subscription Agreement and the Shareholder Agreement are within Investor's corporate or other powers, as applicable, have been duly authorized by all necessary corporate or other action on its behalf, require no action by or in respect of, or filing with, any governmental body, agency or official (except as disclosed in writing to the Company), and do not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under, any provision of any charter, bylaws, trust agreement, indenture, mortgage, deed of trust, credit, note or evidence of indebtedness, or any lease or other agreement, or any license, permit, franchise or certificate, regulation, law, judgment, order, writ, injunction or decree to which Investor is a party or by which Investor or any of its properties is bound. This Subscription Agreement and the Shareholder Agreement have been duly executed and delivered by Investor and constitute valid and binding agreements of Investor, enforceable against Investor in accordance with their terms.

(h)   If Investor is a natural person, the execution, delivery and performance by Investor of this Subscription Agreement and the Shareholder Agreement are within Investor's legal right, power and capacity, require no action by or in respect of, or filing with, any governmental body, agency or official (except as disclosed in writing to the Company), and do not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under, any provision of applicable law or regulation or of any judgment, order, writ, injunction or decree or any agreement or other instrument to which Investor is a party or by which Investor or any of Investor's properties is bound. This Subscription Agreement and the Shareholder Agreement have been duly executed and delivered by Investor and constitute valid and binding agreements of Investor, enforceable against Investor in accordance with their terms.

(i)   In connection with the purchase of Securities, the Investor meets all suitability standards imposed on it by applicable law. Investor is not structured or operated for the purpose or as a means of circumventing the provisions of the Investment Company Act. For purposes of the Company's reliance on the exemption provided in Section 3(c)(1) of the Investment Company Act and the regulations issued thereunder, if Investor is a corporation, limited liability company, trust, partnership or other entity, then Investor represents and warrants that: (A) Investor does not control, is not under common control with, or controlled by, any other investor in the Company and no Persons other than Investor will have a beneficial interest in the Securities (other than as a shareholder, partner or other beneficial owner of any equity interest in the Investor); (B) except as set forth this Subscription Agreement, Investor constitutes one beneficial owner for purposes of Section 3(c)(1) of the Investment Company Act; and (C) Investor's capital commitment does not constitute, and after the closing date applicable to Investor will continue not to constitute, more than 40% of the combined amount of Investor's total assets and committed capital. Investor represents and warrants that the information provided in this Subscription Agreement and in the Investor Questionnaire in the Investor Portal is complete and accurate. Without the prior written consent of the Company, Investor shall not take any action which shall increase the number of beneficial owners of the Investor's Subscription to more than one Person for purposes of Section 3(c)(1) of the Investment Company Act.

(j)   Any capital contributions made by Investor to the Company shall not directly or indirectly be derived from activities that may contravene applicable laws and regulations, including anti-money laundering laws and regulations. Investor understands that each of Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Investor.

(k)   Investor acknowledges that the Issuer has the right in its sole and absolute discretion to abandon Offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Issuer shall return the previously paid Total Purchase Price of the Securities, without interest thereon, to Investor.

(l)   Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(m)   Investor represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Issuer, as investment advice or as a recommendation to purchase the Securities, it being understood that information and explanations related to the terms and conditions of the Securities and the other transaction documents that are described in the Offering Documents shall not be considered investment advice or a recommendation to purchase the Securities.

(n)   Investor confirms that the Issuer has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Investor is not relying on the advice or recommendations of the Issuer and Investor has made its own independent decision that the investment in the Securities is suitable and appropriate for Investor.

(o)   Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Securities.

(p)   Investor is aware of its investment limitations based on Investor's annual net income, net worth and previous investments through other regulation crowdfunding offerings and is compliant with such limitations based on the Total Purchase Price. Investor is acquiring the Securities solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Investor understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Investor and of the other representations made by Investor in this Subscription Agreement. Investor understands that the Issuer is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(q)   Investor understands that the Securities are "restricted securities" under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act or an exemption therefrom, and Investor understands that the Issuer has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act (including Rule 144 thereunder). Accordingly, Investor understands that under the Commission's rules, Investor may dispose of the Securities principally only in "private placements" which are exempt from registration under the Securities Act, in which event the transferee will acquire "restricted securities" subject to the same limitations as in the hands of Investor. Consequently, Investor understands that Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(r)   Investor understands that the Securities may not be transferred by Investor for a period of one year unless any such transfer is made pursuant to the exemptions found in the regulation crowdfunding statutes and rules.

(s)   Investor agrees: (A) that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Securities under the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws; and (B) that the Issuer and its affiliates shall not be required to give effect to any purported transfer of such Securities except upon compliance with the foregoing restrictions and any restrictions set forth in the Offering Documents.

10.   <u>Investor Awareness</u>. Investor agrees, understands and acknowledges that:

(a)   neither the Securities and Exchange Commission nor any other federal or state agency has passed upon the Securities or made any findings or determination as to the fairness of this investment;

(b)   there are substantial risks of loss of investment incidental to the purchase of the Securities, including, but not limited to, those summarized in the Form C;

(c)   the Shareholder Agreement restricts Investor's ability to transfer the Securities; and

(d)   the Company has retained Miller & Martin PLLC in connection with the offering of the Securities. Miller & Martin PLLC will not represent any Investor(s).

11.   <u>Investor Anti-Money Laundering Representations, Warranties and Covenants</u>.

(a)   Investor represents and warrants that acceptance by the Company of this subscription for Securities in the Company, together with acceptance of the appropriate remittance, will not breach any applicable rules and regulations designed to avoid money laundering. Specifically, Investor declares and warrants that all evidence of identity provided to the Company including, without limitation, all information provided by Investor in the Investor Portal is genuine and all related information furnished is complete and accurate.

(b)   Investor represents and warrants that Investor is subscribing for the Securities and entering into this Subscription Agreement for Investor's own account, risk and beneficial interest; Investor is not acting as agent, representative, intermediary/nominee, swap counterparty or in any similar capacity for any other person; no other person will have a beneficial or economic interest in the Securities subscribed for by the Investor; and Investor does not have any intention or obligation to sell, distribute, assign or transfer all or a portion of the Securities to any other person.

12.   <u>Indemnification</u>. Investor shall indemnify and hold harmless the Company, any corporation or entity affiliated with either of the above, the partners, managers, members, officers, directors, advisors, shareholders and employees of any of the foregoing and any professional advisors

thereto, from and against any and all loss, damage, liability or expense, which were or should have been reasonably foreseeable, including costs and reasonable attorneys' fees and expenses, to which they may become subject or which they may incur by reason of or in connection with any material misrepresentation made by Investor, any material breach of any of Investor's representations or warranties, or any material failure to fulfill any of Investor's covenants or agreements, under this Agreement, or any action for securities law violations instituted by Investor which is finally resolved by judgment against Investor.

13.   Adoption of Shareholder Agreement. Investor represents that Investor has read and understands the Shareholder Agreement. Investor, by executing the signature page of the Shareholder Agreement hereby adopts, accepts and agrees to be bound by all the terms and provisions of the Shareholder Agreement and to perform all obligations therein imposed upon Investor with respect to the Securities purchased by Investor.

14.   Power of Attorney. Investor hereby makes, constitutes and appoints the Company, with full power of substitution, Investor's true and lawful attorney, for Investor and in Investor's name, place and stead and for Investor's use and benefit, to sign and acknowledge, file and record the following documents:

(a)   The Shareholder Agreement.

(b)   Any certificate, instrument or other document that may be required to be signed by the Investors under the laws of any state or by any governmental agency, or that the Company deems it advisable to file, or that otherwise relates or pertains to the Company, and any amendments to the Shareholder Agreement, in each case to the extent, but only to the extent, contemplated by the power of attorney set forth in the Shareholder Agreement.

(c)   Any documents which may be required to effect the continuation of the Company, the admission of additional Investors, or the dissolution and termination of the Company, provided such continuation, admission or dissolution and termination are in accordance with the terms of the Shareholder Agreement.

(d)   All other filings with agencies of the federal government, or any state or local governments or of any other jurisdiction, which the Company considers necessary or desirable to carry out the purpose of this Subscription Agreement and the business of the Company.

The existence of the foregoing grant of authority shall not preclude execution of any such agreement, certificate, instrument or document by Investor individually. The foregoing grant of authority: (A) is a special power of attorney coupled with an interest, is irrevocable, and is a durable power of attorney and shall survive the death, disability or dissolution of Investor, (B) may be exercised by the Company for each Investor by a signature of any authorized officer or agent of the Company or by listing all of the Investors executing any instrument with a single signature of any authorized officer or agent of the Company, and (C) shall survive the delivery of an assignment by a Investor of the whole or any portion of his Securities, except that where the assignee thereof has been approved by the Company for admission to the Company as an additional Investor, the foregoing grant of authority shall survive the delivery of such assignment for the sole purpose of enabling the Company to execute, acknowledge and file any instrument necessary to effect such admission.

15.   Miscellaneous.

(a)   This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee which are applicable to agreements made and performed entirely within the State of Tennessee.

(b)   This Agreement contains the entire agreement of the parties with respect to the subject matter hereof, and there are no representations, covenants or other agreements except as stated or referred to herein. The provisions of this Agreement may not be modified or waived except in writing.

(c)   The headings of this Agreement are for convenience of reference only, and they shall not limit or otherwise affect the interpretation of any term or provision hereof.

(d)   In construing this Agreement, in any place in which the context so requires (i) feminine or neuter pronouns shall be substituted for those masculine in form and vice versa and (ii) plural terms shall be substituted for singular and singular for plural.

(e)   This Agreement and the rights, powers and duties set forth herein shall, except as set forth herein, bind and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and permitted assigns of the parties hereto. Investor may not assign any of Investor's rights, interests or obligations in and under this Agreement without the prior written consent of the Company, and any attempted assignment thereof without such consent shall be void and without effect.

(f)   If any provision of this Agreement is found by a court of competent jurisdiction to be legally invalid or unenforceable: (i) the validity and enforceability of the remainder of this Agreement shall not be affected, (ii) such provision shall be deemed modified to the minimum extent necessary to make such provision consistent with applicable law, and (iii) such provision shall be valid, enforceable and enforced in its modified form.

(g)   Investor acknowledges that it must satisfy the qualifications and criteria set forth herein at all times from and after the execution hereof. Accordingly, Investor agrees to notify the Company promptly if there is any change with respect to any of the information and representations provided or made by it in this Agreement.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING SHARES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE SHARES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.   THE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE SERIES CF PREFERRED STOCK IN TEREN INC. HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR ANY STATE "BLUE SKY"

OR SECURITIES LAWS. SUCH SHARES CANNOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE RESTRICTIONS ON TRANSFERABILITY CONTAINED IN THE SHAREHOLDER AGREEMENT OF TEREN INC. AND APPLICABLE FEDERAL AND STATE SECURITIES LAWS AND WILL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH, AND AS CONTEMPLATED IN, SUCH SHAREHOLDER AGREEMENT AND SUCH LAWS.

[*Signature Page Follows*]

SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT WITH
TEREN INC.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement for the purchase of Interests as of this date: _______________

____
Name of Subscriber (Print or Type)

____
Signature

Number of Shares:

____

Aggregate Capital Commitment:

$_______________________________________

Address:
____
____
____

Phone Number: ___________________________

Email Address: ___________________________

AGREED TO AND ACCEPTED as of this date: _____________

TEREN Inc a Tennessee Corporation

By: **TEREN INC**
a Tennesse Corporation

Its: CEO

By: _______________________________________
Name: Nick Rader
Its: Co-founder and CEO

D) TEREN Financials and CPA Review Report

Teren LLC (the "Company") a Tennessee Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Teren LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 18, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	53,753	217,392
Inventory	1,017,578	1,187,654
Total Current Assets	1,071,331	1,405,046
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	8,556	14,311
Right of Use Asset	173,609	-
Total Non-Current Assets	182,165	14,311
TOTAL ASSETS	1,253,496	1,419,357
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	48,837	59,712
Current Operating Lease Liability	52,794	-
Total Current Liabilities	101,631	59,712
Long-term Liabilities		
SBA Loan	32,000	32,000
Non-Current Lease Liability	121,629	-
Future Equity Obligations	2,500,000	2,500,000
Total Long-Term Liabilities	2,653,629	2,532,000
TOTAL LIABILITIES	2,755,260	2,591,712
Commitments and Contingencies (Note 4)		
EQUITY		
Member's Equity	(1,501,764)	(1,172,355)
Total Equity	(1,501,764)	(1,172,355)
TOTAL LIABILITIES AND EQUITY	1,253,496	1,419,357

Statement of Changes in Member Equity

	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2023	(1,180,021)	(1,180,021)
Net Income (Loss)	7,666	7,666
Ending Balance 12/31/2023	(1,172,355)	(1,172,355)
Net Income (Loss)	(329,409)	(329,409)
Ending Balance 12/31/2024	(1,501,764)	(1,501,764)

Statement of Operations

| | Year Ended December 31, | |
	2024	2023
Revenue	1,093,224	1,531,520
Cost of Revenue	328,264	258,557
Gross Profit	764,960	1,272,963
Operating Expenses		
Advertising and Marketing	520,918	719,885
General and Administrative	504,424	489,803
Research and Development	463	420
Rent and Lease	59,065	49,759
Depreciation Expense	5,755	5,430
Total Operating Expenses	1,090,625	1,265,297
Operating Income (loss)	(325,665)	7,666
Other Expense		
Interest Expense	3,744	-
Total Other Expense	3,744	-
Earnings Before Income Taxes	(329,409)	7,666
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(329,409)	7,666

Statement of Cash Flows

| | Year Ended December 31, | |
	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	(329,409)	7,666
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	5,755	5,430
Accounts Payable and Accrued Expenses	(10,875)	39,059
Operating Lease Liability	814	-
Inventory	170,076	(259,314)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	165,770	(214,825)
Net Cash provided by (used in) Operating Activities	(163,639)	(207,159)
INVESTING ACTIVITIES		
Equipment	-	2,998
Net Cash provided by (used by) Investing Activities	-	2,998
Cash at the beginning of period	217,392	421,553
Net Cash increase (decrease) for period	(163,639)	(204,161)
Cash at end of period	53,753	217,392

Teren LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Teren LLC ("the Company") was originally formed in Tennessee as Trekka Designs, LLC on August 24th, 2018. The Company subsequently changes its name to Teren LLC and remained a Tennessee entity. The Company designs and sells high-performance outdoor apparel engineered for travel and adventure. The Company focuses on combining technical fabrics, functionality, and sustainable practices to create versatile clothing that transitions seamlessly from outdoor environments to everyday urban use. The Company's headquarters is located in Chattanooga TN. The Company serves customers across the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily through the sale of outdoor apparel products, with a majority of sales derived from its flagship travel pants. The Company's primary performance obligation is the delivery of these products to customers.

1. Timing of Performance Obligation:
Revenue is recognized when control of the product transfers to the customer, which typically occurs upon shipment. At that point, the Company has fulfilled its performance obligation.

2. Payment Terms:
Customers generally pay at the time of purchase. The Company does not offer extended payment terms, financing components, or variable consideration in its standard sales contracts.

3. Nature of Goods and Agency Consideration:
The Company acts as the principal in all product sales and does not operate as an agent for any third party in the delivery of goods. All products sold are manufactured to TEREN's specifications and delivered directly to consumers via ecommerce or through authorized retail channels.

4. Obligations for Returns and Refunds:
The Company offers a satisfaction guarantee and accepts returns of unused and unworn products within a designated return period, typically 30 days. At the time of sale, the Company estimates and recognizes a reserve for potential returns based on historical return rates. A refund liability and a corresponding asset for the right to recover returned products are recognized concurrently with revenue.

Inventory

Inventory is comprised entirely of finished goods and is stated at the lower of cost or net realizable value. Cost is determined using the specific identification method based on landed cost per SKU, which includes purchase price, freight, and other directly attributable costs. The Company uses Shopify to track real-time inventory and determine cost of goods sold by multiplying units sold by their corresponding per-unit cost. As of December 31, 2024 and 2023, inventory on hand totaled $1,017,578 and $1,187,654, respectively, based on unit-level cost across various apparel products. The Company did not record any material inventory write-downs during the year ended December 31, 2024.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Office and Event Equipment	3-5	22,159	(13,603)	-	8,556
Grand Total	**-**	**22,159**	**(13,603)**	**-**	**8,556**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

As of December 31st, 2024, membership interests were allocated among current and potential members, with certain interests subject to time-based vesting. Two members each hold equal interests, subject to pro rata dilution as additional interests vest or are issued. Vesting participants may earn up to 10% or 5% based on continued service, generally vesting 50% after three years and fully vesting after six years, unless accelerated. A portion of interests remains unallocated and is treated as treasury stock, issuable upon member approval.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 4 below for details of the lease entered into with a related party.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Lease

On January 18, 2024, the Company entered into a non-cancelable operating lease with the CEO and his wife for approximately 5,394 rentable square feet of commercial space located at 2310 Vance St., Suite 106, Chattanooga, TN. The lease commenced on February 1, 2024, with a term of two years and a base monthly rent of $4,945, payable in advance on the first day of each month. The lease includes an option to renew for one additional one-year term, with rent increasing by 3% or the change in CPI, whichever is greater. The Company is responsible for electric utilities, maintenance, and insurance. Water and sewer services are provided by the lessor. A 10% late fee is assessed if rent is not received in full by the fifth of the month following a four-day grace period.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

	Year Ending
Lease expense	31-Dec-24
Operating lease expense	55,209

Other Information	
Operating cash flows from operating leases	54,395
ROU assets obtained in exchange for new operating lease liabilities	220,777
Weighted-average remaining lease term in years for operating leases	3.08
Weighted-average discount rate for operating leases	4.50%

Maturity Analysis	Operating
2025-12	59,340
2026-12	60,968
2027-12	61,116
2028-12	5,093
2029-12	-
Thereafter	-
Total undiscounted cash flows	186,517
Less: present value discount	(12,094)
Total lease liabilities	174,423

NOTE 5 – LIABILITIES AND DEBT

During the periods ending December 31, 2021 and 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $2,000,000, $6,000,000 and $12,050,000.

In 2020, the Company entered into an SBA loan agreement for which it received $32,000. The loan accrues interest at 3.75% and contains a maturity date of 2050. The balance of the loan was $32,000 as of December 31st, 2024.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	-
2026	-
2027	-
2028	-
2029	-
Thereafter	$32,000

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership interests owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 18, 2025, the date these financial statements were available to be issued.

The Company entered into a SAFE agreement with a third party totaling $50,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at a 70% discount rate until and including December 31, 2025 and a 60% discount rate after December 31, 2025. The agreement does not contain a valuation cap.

The Company intends to convert into a Tennessee C-Corporation in connection with its planned Regulation CF offering

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

E) TEREN Testing the Waters Page

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TEREN

Regulation Crowdfunding

01:59

TEREN Equity Round
Raise Goal: $1.2M
Pre-money Valuation:
$9.5M

**INDICATE
INTEREST**

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review offering information and important disclosures below.

Start Date August 25, 2025

End Date November 7, 2025

The Deal   Shop Talk   Local Buzz

Why fund our local story

♡ **INDICATE INTEREST**

Our Story

Overview

Investment Summary

Our People

- **Proven Market Traction:** $4.7M in total sales, 43,000+ units sold, and multiple industry awards since 2020 validate product-market fit and consumer demand.

Documents

Risks

Disclosures

- **First-to-Market Innovation:** Proprietary gear like the fire-resistant Campfire Puffy and self-buttoning Traveler Pants position TEREN as a category disruptor.

- **Built in Chattanooga:** TEREN was founded and is headquartered in Chattanooga—a city known for outdoor culture and entrepreneurial growth—with strong local partnerships and talent.

  - Named the "Best Town Ever" by Outside magazine in both 2011 and 2015. More recently, in April 2025, it became North America's first National Park City, underscoring its commitment to integrating nature and urban life which TEREN strives to embody with its products

  - TEREN is deeply engrained in the Chattanoga community including the Title Sponsorship of Chattanooga Football Club, multiple non-profit partnerships, such a SCC, NCCC, SORBA, and local commercial appearances in ads for EPB

- **Scalable Growth Strategy:** Multi-channel expansion across e-commerce, wholesale retail, and affiliate sales with a clear roadmap to $10M+ in projected revenue.



Showing TEREN's headline jersey sponsorship with the Chattanooga Football Club

Overview

Our Story

TEREN was born on the trail, not in a boardroom. Co-founders Nick Rader and Chris Loizeaux came from two very different paths: a six-month motorcycle journey across continents, and decades spent outfitting fly fishermen from one of the country's top independent shops. But both shared the same frustration with outdoor apparel. Too often, it was built for marketing cycles instead of real adventure.

Founded in 2021 in Chattanooga, TEREN set out to change that. The mission was clear— create gear that is versatile enough for global travel, tough enough for backcountry expeditions, and refined enough for everyday life. That meant building from the ground up by developing proprietary materials, obsessing over fit and function, and rejecting fast fashion in favor of timeless performance. Since launching, TEREN has sold over 43,000 units, generated more than four million dollars in revenue, and earned recognition across the outdoor industry for its innovation and design.

What started with one pair of pants has become a full product line backed by a loyal customer base and a passionate team. TEREN is now scaling a new standard in adventure apparel, rooted in the Southeast and built to go anywhere.



Our Products

TEREN designs performance apparel for people who move between mountain trails and modern life. Every product reflects a clear purpose—blending durability, function, and refined aesthetics. Where legacy outdoor brands rely on standard materials and fast-moving trends, TEREN focuses on original innovation, developing proprietary fabrics and features that solve real-world problems.

Today, TEREN operates across three core product categories: Tops, Bottoms, and Outerwear. Each line is designed to perform across environments while maintaining comfort and versatility.

- **Bottoms:** It started with pants, and TEREN's Traveler Pant remains a flagship product. Built from stretch-woven fabric and featuring magnetic self-buttoning closures, these pants are made to handle alpine travel, urban commutes, and everything in between.

- **Tops:** TEREN's Daily Driver Shirt uses a proprietary bamboo-poly blend for comfort, breathability, and performance. Designed to transition from the trail to a night out, it reflects the brand's commitment to practical versatility.

- **Outerwear:** The Campfire Puffy is a breakthrough fire-resistant jacket crafted with fibers used by firefighters and even in Mars Rover applications. This piece redefines what's possible in technical insulation, offering protection from wind, flame, water, and abrasion without the usual bulk.



TEREN's future product roadmap showcases a disciplined and forward-looking approach to innovation. With new additions like the Overlander Line and upcoming women's collection, the brand is expanding into key segments that will unlock significant retail and e-commerce opportunities. These new product lines not only broaden TEREN's customer base but also increase average order value and open the door to larger wholesale partnerships. As the brand continues to pioneer performance apparel with cutting-edge materials like graphene, aerogel, and Kevlar, each launch strengthens its competitive position and deepens its foothold in a rapidly growing market.



The Market

TEREN sits at the intersection of multiple fast-growing apparel segments, including outdoor, travel, athleisure, and commuter wear. Its versatile product design allows the brand to reach consumers across lifestyle categories that traditionally require separate wardrobes. With a proven track record in direct-to-consumer sales and growing retail traction, TEREN is well positioned to capture additional market share through expanded advertising, affiliate programs, and strategic distribution partnerships. As new product lines are introduced, the brand's addressable market will continue to grow—unlocking significant upside within a $130 billion serviceable market.



The Future

TEREN is raising $1 million to support its next phase of growth, with planned investments in product line expansion, retail distribution, and key team hires. The capital will allow the company to better meet growing demand, launch a long-anticipated women's line, and scale its presence across national retail accounts. With a detailed five-year roadmap and a multi-channel revenue strategy already in motion, TEREN is building the operational foundation needed to pursue long-term growth and create value for its investors.



TEREN's growth plan is built on a three-channel model: direct-to-consumer e-commerce, wholesale retail expansion, and affiliate partnerships. This approach allows the company to diversify revenue while maintaining a lean team and scalable marketing spend. Over the next five years, TEREN plans to expand its retail footprint to over 400 stores, grow its affiliate network to 100 active partners, and steadily increase e-commerce volume through optimized ad spend and improved customer retention. By adding targeted team hires and launching new product lines, including a high-impact women's collection, TEREN aims to drive sustainable top-line growth and improve operating efficiency.



Please note - these exhibits are based on a sample pro forma from the Company (not produced by

Vicinity) based on Company targets, and is not a guarantee of results or returns.

Investment Summary

TEREN Preferred Equity Round

Raise Maximum: $1.2M

Pre-money Valuation: $9.5M

Liquidation Preference: 1x

Bonus Shares:
TEREN Designs will be offering bonus shares to investors who qualify based on membership criteria. Bonus shares will be calculated as a percentage of your investment rounded down to the nearest whole share. Bonuses will be cumulative for investors who qualify for multiple bonuses

Membership Bonus - 10%
Members of VentureSouth, the premium subscription tier of Vicinity, will receive 10% Bonus Shares in this offering. To learn more about VentureSouth and explore joining click here.

Our People



Nick Rader, Cofounder & CEO

Nick draws from a career in mechanical engineering and real estate development, bringing technical precision, practical problem-solving, and business expertise to his leadership at TEREN. His inspiration for the brand was born during a six-month motorcycle expedition from South Africa to Norway, carrying only one set of clothes. The journey revealed a gap in the market for versatile, high-performance apparel that could excel across environments without sacrificing comfort or style. As CEO, Nick oversees TEREN's strategy, operations, and production, ensuring sustainable growth while staying aligned with the company's long-term vision. His leadership reflects a creative, adaptive approach to business challenges, driving TEREN's mission to offer versatile gear that thrives in both outdoor and urban settings, empowering people to explore without limits.



Chris Loizeaux, Cofounder & Chief Product Officer

Chris leads product design at TEREN, crafting high- performance, eco-friendly apparel that merges functionality, style, and durability. With over 20 years of experience in apparel design and marketing, he combines technical expertise with a passion for solving real-world problems. Before cofounding TEREN, Chris built and ran one of the top 10 independent fly shops in the U.S., where he identified a major flaw in the outdoor industry—big brands flooded the market with tons of new products each season, forcing shortcuts in design, materials, and manufacturing. Frustrated by the industry's focus on fast-fashion over timeless design and quality, Chris launched TEREN with Nick in 2018 to take a different approach. His goal is to develop products that outlast fleeting trends, offering enduring style and reliable performance for adventurers everywhere.



Casey Hyde, Chief Marketing Officer (CMO)

Previous marketing experience with YETI & TEVA– Casey manages TEREN's marketing, focusing on brand growth, customer engagement, and driving both D2C and B2B sales through targeted strategies.



James Buck, Chief Retail Officer (CRO)

With experience at Patagonia and outdoor retail management, James leads retail sales (including independent sales reps) and customer service, ensuring strong nationwide retail presence and excellent customer experiences.

Documents

TEREN Pitch Deck

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Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live. You can learn more about the risks of investing through Vicinity here.



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This website, vicinityventures.co (“site”), is managed by Vicinity, LLC (“Vicinity”) and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding (“Reg CF”). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the

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